Exhibit 99.1

THERAPIX BIOSCIENCES LTD.

NOTICE OF

ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

June 23, 2020

Notice is hereby given that the Annual and Special General Meeting of the shareholders (the “Meeting”) of Therapix Biosciences Ltd. (the “Company”) will be held at the offices of the Company at 4 Ariel Sharon Street, HaShahar Tower, 16th Floor, Givatayim 5320047, Israel, on Tuesday, July 28, 2020 at 9:00 a.m. (Eastern Time) / 4:00 p.m. (Israel time).

The Meeting is being called for the following purposes:

1.	Re-Election of Directors: To re-elect the currently serving directors (whose names are further described) to the Board of Directors.

2.	Appointment of Independent Public Auditor: To re-appoint EY Israel - Kost Forer Gabbay & Kasierer, Certified Public Accountants (Isr.), a member firm of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year 2020 and until the next annual general meeting.

3.	Increase of Authorized and Registered Share Capital: To approve an increase of the Company’s authorized and registered share capital and to amend the Company’s Articles of Association accordingly.

4.	Adoption of the Amended and Restated Articles of Association of the Company: To adopt the amended and restated Articles of Association in order to effect a staggered board mechanism and additional changes as further described in the proxy statement.

5.	Approval of Chief Executive Officer’s Employment Agreement and Updating the Chief Financial Officer’s Employment Agreement: To approve (a) the terms of office of the Company’s new Chief Executive Officer as of the beginning of his term as Chief Executive Officer, as further described in the Proxy Statement, and (b) the terms of office of the Company’s Chief Financial Officer as of the same term, as further described in the Proxy Statement.

6.	Term of Office of the Newly Appointed Directors: To approve a term of office of each of the Company’s Newly appointed Directors, similar to the term approved to the directors who were reelected at the last annual general meeting.

7.	Indemnification and Exculpation Letters to Newly Appointed Directors: To approve that each of Mr. Bar-Lev, Mr. Violette, Prof. Shamiss and Mr. Webber shall be entitled, during and for the duration of their office as directors, to our standard Indemnification and Exculpation letters, in accordance with our compensation policy, all as shall be further described in the Proxy Statement.

8.

Removal and Election of Directors.

Pure Capital’s Directors’ Nominees & Position Statement. The Company’s 6.2% shareholder, Pure Capital Ltd. (“Pure Capital”), has requested an extraordinary general meeting of the Company’s shareholders, seeking among other things to remove and replace the entire Board of Directors.

The Meeting is of particular importance to all of the Company’s shareholders because the Pure Capital proposals described in the accompanying Proxy Statement (the “Pure Capital Position Statement”) entail the removal of the Company’s entire Board of Directors, two members of which were elected by you at the Company’s 2019 annual general meeting of shareholders and four others are newly appointed board members who were elected to fill vacancies during February and May 2020 by the Company’s Board of Directors, and since the Company’s Board of Directors has been steering the Company successfully and safely through the turmoil of the Coronavirus pandemic.

The Pure Capital Position Statement also includes a proposal to fill all vacancies created by such removal with six individuals recommended solely by the Pure Capital. In short, the Pure Capital Position Statement requires you to decide whether to turn over control of your Company to persons hand-picked by Pure Capital.

The Board of Directors strongly believes that the Pure Capital Position Statement seeking to remove and replace the Company’s entire Board of Directors is NOT in the best interests of shareholders, as further stated in our position statement as described in the accompanying Proxy Statement (the “Board of Directors Position Statement”).

We urge each of the Company’s shareholders to review the Board of Directors Position Statement and contact the Company’s Executive Chairman of the Board of Directors and/or Chief Executive Officer with any questions regarding the Board of Directors Position Statement.

A Copy of Pure Capital’s Proxy Agenda and Position Statement are attached to this proxy statement.

The Position Statement of our Board of Directors is also attached.

9.	Review of 2019 Annual Financial Statements: To present and review the Company’s Annual Report and annual financial statements for the year ended December 31, 2019, and to transact such other business as may properly come before the Meeting.

The Board of Directors recommends that you vote in favor of the Proposals 1 through 7, which are described in the attached Proxy Statement and vote against Proposal 8.

Shareholders of record at the close of trading on July 7, 2020 (the “Record Date”), are entitled to notice of and to vote at the Meeting, either in person or by appointing a proxy to vote in their stead at the Meeting (as detailed below).

Each of Proposals 1, 2, 3, 4, 6, 7 and 8 to be presented at the Meeting requires the affirmative vote of holders of at least a majority of the Ordinary Shares voted in person or by proxy at the Meeting; Proposal 5 requires the affirmative vote of at least a majority of the Ordinary Shares voted in person or by proxy at the Meeting, as long as either: (1) the majority of Ordinary Shares that voted for the approval of the respective proposal includes at least a majority of the shares held by non-controlling or disinterested shareholders voted at the Meeting (excluding abstaining votes); or (2) the total number of shares of shareholders referred to in sub-section 1 above that voted against the approval of the respective proposal does not exceed 2% of the aggregate voting rights in the Company. In the counting of the votes of the aforesaid shareholders voting, abstaining votes shall not be taken into account;

A form of proxy for use at the Meeting is attached to the Proxy Statement, and a voting instruction form, together with a return envelope, will be sent to holders of American Depositary Shares representing the Company’s Ordinary Shares (“ADS”). By appointing “proxies”, shareholders and ADS holders may vote at the Meeting whether or not they attend. If a properly executed proxy in the attached form is received by the Company at least four hours prior to the Meeting, all of the Ordinary Shares represented by the proxy shall be voted as indicated on the form. ADS holders should return their voting instruction form by the date set forth therein. Subject to applicable law, in the absence of instructions, the Ordinary Shares represented by properly executed and received proxies will be voted “FOR” the proposed resolutions to be presented at the Meeting for which the Board of Directors recommends a vote “FOR.” Shareholders and ADS holders may revoke their proxies or voting instruction form (as applicable) at any time before the deadline for receipt of proxies or voting instruction form (as applicable) by filing with the Company (in the case of holders of Ordinary Shares) or with the Bank of New York Mellon (in the case of holders of ADSs) a written notice of revocation or duly executed proxy or voting instruction form (as applicable) bearing a later date.

Shareholders registered in the Company’s shareholders’ register in Israel, and beneficial owners who hold their shares through members of the Tel Aviv Stock Exchange (“TASE”) may also (i) vote their shares in person at the Meeting by presenting a certificate of ownership signed by a member of the TASE which complies with the Israel Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760-2000 as proof of ownership of the shares on the Record Date, or (ii) send such certificate along with a duly executed proxy and including a copy of their identity card, passport or certification of incorporation, as the case may be, to the Company’s Registered Address, Attention: Mr. Oz Adler, not less than 48 hours prior to the Meeting. In addition, shareholders of record (other than the Bank of New York Mellon) can surrender their shares with the Bank of New York Mellon in order to convert such shares to ADSs and vote as a holder of ADSs with the Bank of New York Mellon, provided such shareholders of record complete such conversion and registration of said shares to ADSs with the Bank of New York Mellon prior to the Record Date.

ADS holders should return their proxies by the date set forth on their form of proxy.

The Company's management will ensure that the guidelines and instructions of the Israeli government, the Ministry of Health and local authorities are strictly implemented during the Meeting, including with regard to gatherings and social spacing. Shareholders who wish to participate in person or through a designated representative on their behalf are asked to follow the instructions of the Israeli authorities regarding the Covid-19 pandemic.

Disclosure Regarding Compensation

Information about the compensation granted to the Company’s four most highly compensated officers (in the absence of five such officers as prescribed under the Israeli Companies Law and regulations promulgated therein) during or with respect to the year ended December 31, 2019 can be found under Item 6.B. (page 82) of the Company’s Annual Report on Form 20-F for the year ended December 31, 2019 filed with the Securities and Exchange Commission on June 15, 2020.

Sincerely,

Gilad Bar-Lev
Chief Executive Officer and Director

June 23, 2020

PROXY STATEMENT

THERAPIX BIOSCIENCES LTD.

ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

June 23, 2019

The enclosed proxy is being solicited by the board of directors (the “Board of Directors”) of Therapix Biosciences Ltd. (the “Company”) for use at the Company’s Annual and Special General Meeting of shareholders of the Company (the “Meeting”) to be held on Tuesday, July 28, 2020 at 9:00 a.m. (Eastern Time) / 4:00 p.m. (Israel time), or at any adjournment thereof, at the offices of the Company at 4 Ariel Sharon Street, HaShahar Tower, 16th Floor, Givatayim 5320047, Israel. Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, par value New Israeli Shekels (“NIS”) 0.10 each, of the Company (the “Ordinary Shares”) covered thereby in accordance with the directions of the shareholders executing the proxy. In the absence of such directions, and except as otherwise mentioned in this proxy statement, the Ordinary Shares represented thereby will be voted in favor of the proposal described in this proxy statement

The record date for determining which of the Company’s shareholders is entitled to notice of, and to vote at, the Meeting is established as of the close of trading on July 7, 2020 (the “Record Date”).

INFORMATION CONCERNING VOTING

At least three shareholders who attend the Meeting in person or by proxy who hold or represent together at least 30% of the voting rights of the Company’s issued share capital shall constitute a quorum for the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the adjourned meeting shall be held one week later, Tuesday, August 4, 2020 at 9:00 a.m. (Eastern Time) / 4:00 p.m. (Israel time). If a quorum is not present at the adjourned meeting within half an hour from the time appointed for such meeting, any number of shareholders present personally or by proxy shall be deemed a quorum and shall be entitled to deliberate and to resolve in respect of the matter for which the Meeting was convened. Abstentions and broker non-votes are counted as Ordinary Shares present for the purpose of determining a quorum.

You are entitled to vote at the Meeting if you were a shareholder at the close of trading on the Record Date. Subject to the terms described herein, you are also entitled to vote at the Meeting if you held Ordinary Shares through a bank, broker or other nominee which was a shareholder of record of the Company at the close of trading on the Record Date or which appeared in the participant listing of a securities depository on that date.

Pursuant to the Israeli Companies Law, 5799-1999 (the “Israeli Companies Law”), each of Proposals 1, 2, 3, 4, 6 7 and 8 described hereinafter requires the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding Ordinary Shares of the Company amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such proposals (a “Simple Majority”). Proposal 5 requires the affirmative vote of at least a majority of the Ordinary Shares voted in person or by proxy at the Meeting, as long as either: (1) the majority of Ordinary Shares that voted for the approval of the respective proposal includes at least a majority of the shares held by non-controlling or disinterested shareholders voted at the Meeting (excluding abstaining votes); or (2) the total number of shares of shareholders referred to in sub-section 1 above that voted against the approval of the respective proposal does not exceed 2% of the aggregate voting rights in the Company. In the counting of the votes of the aforesaid shareholders voting, abstaining votes shall not be taken into account; (a “Special Majority”).

1

PROPOSAL 1

RE-ELECTION OF DIRECTORS;

The Company’s Board of Directors has nominated the current directors named below for re-appointment as directors to serve for an additional term, commencing on the date of the Meeting until the Company’s next annual general meeting of the Company’s shareholders. In the absence of instructions to the contrary, the persons named in the enclosed proxy will vote the Ordinary Shares represented thereby “FOR” the election of each of the directors listed below. If any of such directors is unable to serve, the persons named in the proxy shall vote the Ordinary Shares for the election/re-election of such other nominee/director as the Board of Directors may propose.

As required by the Israeli Companies Law and the regulations promulgated thereunder, each director candidate has attested to the Board of Directors and the Company that he meets all the requirements in connection with the appointment of directors of publicly traded companies. As required by the Israeli Companies Law, all director candidates have declared in writing that they possess the requisite criteria, skills and expertise, as well as sufficient time, to perform their duties as a director of the Company.

The Company’s Articles of Association provide that the number of directors shall be set by the general meeting of the shareholders provided that it will consist of not less than three and not more than twelve directors. The current Board of Directors consists of six members, of which Dr. Shmulewitz and Mr. Simes are Board members which were elected at the previous annual general meeting of the Company, and the rest of the four directors, consisting of Mr. Bar-Lev (who also serves as the Company’s Chief Executive Officer), Mr. Violette, Prof. Shamiss and Mr. Webber, are newly appointed board members who were appointed to fill vacancies as of during end of February and through the beginning of May 2020 (the “Newly Appointed Directors”).

If re-elected or elected pursuant to this proposal, each director will continue to be party, or become a party (subject to Proposal 7), to an indemnification agreement and exculpation agreement with the Company in the form of indemnification letter and exculpation letter which were entered into in connection with the consummation of the Company’s U.S. initial public offering and listing on the Nasdaq Stock Market, to be entered into by the Company with directors serving from time to time in such capacity. Each director will continue to be insured under the Company’s directors’ and officers’ on-going insurance coverage policy in effect from time to time, which provides coverage for all directors and other officers of the Company.

In addition, each director (including each of the Newly Appointed Directors) will continue to receive cash participation compensation and annual compensation in accordance with the Israeli Companies Regulations (Reliefs to Public Companies which Shares are Traded on an Exchange Outside of Israel), 5760-2000, with reference to the Israeli Companies Regulations (Rules concerning Compensation and Expenses of an External Director), 5760-2000, and in accordance with the Company’s compensation policy (the “Compensation Policy”). The amount to be paid to each acting director is NIS 120,000 (approximately $34,814 as of June 22, 2020), and is the same for all directors in the Company, both independent and non-independent. Those amounts have been approved to each of the Company’s current serving directors and for the new director.

To date, Mr. Simes, Mr. Violette, Prof. Shamiss and Mr. Webber (and also Mr. Bar-Lev until appointed our CEO) were designated by the Company’s Board of Directors and found to be qualified as independent directors, as such term is defined under the Securities and Exchange Commission (the “SEC”) guidelines and Nasdaq Rules. Although we currently maintain a majority of independent directors on the Company’s Board, we do not guarantee that this state of affairs will continue in the future.

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The following provides certain relevant information concerning the directors, including their principal occupations during at least the past five years.

Director	Age	Principal Occupation
Dr. Ascher Shmulewitz	63	Dr. Ascher Shmulewitz has served as our Executive Chairman since January 2014 and on our Board of Directors since February 2013 and was appointed our interim Chief Executive Officer in November 2017 and served in that capacity until May 6, 2020. Dr. Shmulewitz is an inventor, investor and serial entrepreneur in biomedical technologies. Dr. Shmulewitz has founded and invested in over two dozen life science companies including NeoVision Corp, Labcoat Medical Ltd., Arteria Corp., Circulation Inc. and X-Cardia Inc., and has led multiple of these companies to successful exits, including through merger and acquisition transactions with large medical device companies. Dr. Shmulewitz has vast experience in the venture capital arena as an investor, manager and entrepreneur in dozens of companies and ventures. In 1995, Dr. Shmulewitz co-founded San Francisco Science and the Incumed Group, companies that provide seed funding, and is the founder of Medgenesis Partners Ltd., an Israeli private investment firm and incubator that has invested in over a dozen ventures. Dr. Shmulewitz previously held senior executive positions at Advanced Technology Laboratories Inc. (from 1988 to 1992). Dr. Shmulewitz received an M.D. degree from The Technion Medical School and a Ph.D. degree in Engineering from Tel Aviv University, Israel.

Gilad Bar-Lev	44	Mr. Gilad Bar-Lev has served on our Board of Directors since February 2020 and was appointed our Chief Executive Officer on May 6, 2020. From 2012 to 2015, Mr. Bar-Lev served as managing partner of ITCI SPRTN Ltd., a self-owned company specializing in developing strategies in publicly traded securities, and prior to that, he served as Chief Executive Officer of Carnie Capital Ltd., a private global investment fund. Mr. Bar-Lev also served as an executive director, serving on the Investment Committee, of Hadas Arazim Group, a holding company controlling Hadas Arazim Investment House, an Israeli asset management company. Mr. Bar-Lev holds a B.A. degree in Economics and Finance from Saint Francis College, New York, where he received a Presidential Scholarship and graduated Summa Cum Laude.

Stephen M. Simes	68	Mr. Stephen M. Simes has served on our Board of Directors since December 2016. Mr. Simes currently serves as an advisor and consultant to biopharma companies. Mr. Simes is a member of the Ops Team of SmartHealth Activator. Mr. Simes serves on the advisory board for NeuroLucent a biotech company working on novel approaches for the treatment of Alzheimer’s disease, in addition to several other startup biopharma companies in oncology and 3D bioprinting. From March 2014 until January 2016, Mr. Simes served as chief executive officer and a member of the board of directors of RestorGenex Corporation, a company with a focus on oncology (acquired through merger by Diffusion Pharmaceuticals, Inc.). Prior to such time, Mr. Simes served as Vice Chairman, President and chief executive officer and a member of the board of directors of BioSante Pharmaceuticals, Inc. from 1998 until June 2013 when BioSante merged with and renamed to ANI Pharmaceuticals, Inc. BioSante, whose common stock was listed on The Nasdaq Global Market, was a specialty pharmaceutical company focused on developing products for women’s and men’s health. From 1994 to 1997, Mr. Simes was president and chief executive officer and a member of the board of directors of Unimed Pharmaceuticals, Inc. (currently a wholly owned subsidiary of AbbVie, Inc.), a company with a product focus on infectious diseases, AIDS, endocrinology and oncology. From 1989 to 1993, Mr. Simes was chairman, president and chief executive officer of Gynex Pharmaceuticals, Inc., a company which concentrated on the AIDS, endocrinology, urology and growth disorders markets. In 1993, Gynex was acquired by Savient Pharmaceuticals Inc. (formerly Bio-Technology General Corp.), and from 1993 to 1994, Mr. Simes served as Senior Vice President and director of Savient Pharmaceuticals Inc. Mr. Simes’s career in the pharmaceutical industry started with G.D. Searle & Co. (now a part of Pfizer Inc.). Mr. Simes has a B.Sc. degree in Chemistry at Brooklyn College of the City University of New York and an M.B.A. in Marketing and Finance from New York University.

3

Todd Violette	50	Mr. Todd Violette has served on our Board of Directors since February 2020. Mr. Violette has served as the president, chief executive officer and director of Tide Pool Ventures Corporation since November 2013. In addition, Mr. Violette has served as chief financial officer, interim chief executive officer and director for the East West Pharma Group since July 2019, and as the chief executive officer and director for Appyea Inc. since February 2020. Mr. Violette has a B.A. from University of Maryland in Behavioral Sciences.

Prof. Ari Shamiss	62

Prof. Ari Shamiss has served on our Board of Directors since May 2020. Prof. Shamiss has served as the chief executive officer of Assuta Medical Centers, the largest private hospital network in Israel, and consists of eight hospitals and medical centers, since September 2016. Prof. Shamiss was the Director of Sheba General Hospital at Tel Hashomer for 10 years ending in August 2016, and is a co-founder of ALiVe Ventures (ALiVe), a private investment fund. Prof. Shamiss, is also a board member and advisory at numerous high-tech companies, including BATM Advanced Technologies (LSE, TASE: BVC), and is involved in numerous global business projects in healthcare technology and infrastructure. Prof. Shamiss holds an M.D. from the Technion Institute and an M.P.A. from Harvard University. He is certified in internal medicine, hypertension and healthcare management and he is a Professor of Medicine and Vice Dean at Ben Gurion University School of Medicine. Prof. Shamiss was the Surgeon General for the Israel Air Force (Col. Ret.) and the Director of its Aeromedical Institute. Prof. Shamiss is a graduate in excellence of the U.S. Navy Aerospace Medical Institute.

Arye Webber	71

Mr. Webber has served on our Board of Directors since May 2020. Mr. Weber has been the chairman and chief executive officer of Scorpio Investments Ltd. since founding the company in 2001. Mr. Weber was also the chief executive officer and chairman of the board of Aloni Meitar Ltd. from 2006 to 2009 and prior to that served as chairman of the board of directors of Invantek Investment from 2004 to 2008. Mr. Weber currently serves as a board member for numerous public companies, including Sunny Cellular Communications Ltd. (TASE: SNCM) since 2012, Kitov (Nasdaq, TASE: KTOV) since 2016 and Capital Points Investments (TASE: CPTP) since 2014. Mr. Weber also served in various positions in investments and securities departments at Mizrachi Tefahot Bank from 1989 through 2002, and holds an M.B.A. in Economics and Finance from Kharkiv National University of Economics in Ukraine.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to re-elect Dr. Ascher Shmulewitz, Gilad Bar-Lev, Stephen M. Simes, Todd Violette, Prof. Ari Shamiss, and Arye Webber, as directors of the Company until the next annual general meeting of Shareholders or until their respective successors are duly elected and qualified, or until any of their earlier resignation or removal, if Proposal 4 is approved, until each of his term expires in accordance with his class.”

The appointment of each director candidate, as mention above, requires the affirmative vote of a Simple Majority (as defined in this proxy statement).

The election of each director shall be voted separately.

The Board of Directors recommends a vote FOR the re-election of each of the directors until the next annual general meeting of the Company’s shareholders, or, if Proposal 4 is approved, until each of his term expires in accordance with his class.

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PROPOSAL 2

APPOINTMENT OF INDEPENDENT PUBLIC AUDITOR

EY Israel - Kost Forer Gabbay & Kasierer, Certified Public Accountants (Isr.), a member firm of EY Global (“EY”), have audited the Company’s financial statements during the last nine years and will be auditing the Company’s financial statements for the year 2020. Except as the Company’s auditors, there is no other affiliation between such firm and the Company.

Shareholders are being asked to re-appoint EY as the Company’s independent registered public accounting firm for the year 2020 and until the next annual general meeting, to audit the financial statements of the Company ending December 31, 2020 (and any review any interim financial statements and any other supplementary services during the fiscal year 2020) and to authorize the Company’s Board of Directors to determine its compensation with respect to such services.

Except under certain circumstances, the Israeli Companies Law requires shareholder approval of the appointment of the Company’s independent public accountants for each fiscal year. The Board of Directors believes, pursuant to the Audit Committee’s recommendation, that the appointment of EY as the Company’s independent registered public accounting firm for the year 2020 and until the next annual general meeting, and to perform the audit of the Company’s financial statements for the fiscal year ending December 31, 2020 (and including review of any interim financial statements and any other supplementary services during the fiscal year 2020 ), and authorizing the Company’s Board of Directors to determine their remuneration for the audit and any other supplementary services during said periods, is appropriate and in the best interest of the Company and its shareholders.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to re-appoint EY as the Company’s independent registered public accounting firm for the year 2020 and until the next annual general meeting, to audit the financial statements of the Company ending December 31, 2020 (and review any interim financial statements and any other supplementary services during the fiscal year 2020) and to authorize the Company’s Board of Directors to determine their compensation for the audit and any other supplementary services for said periods in accordance with the scope and nature of their services.”

The appointment of EY requires the affirmative vote of a Simple Majority (as defined in this proxy statement).

The Board of Directors recommends a vote FOR the above proposal.

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PROPOSAL 3

APPROVAL OF INCREASE OF AUTHORIZED AND REGISTERED SHARE CAPITAL AND

AMENDMENT OF THE ARTICLES OF ASSOCIATION ACCORDINGLY

Under the Company’s current Articles of Association, the Company’s authorized and registered share capital is NIS 100,000,000 divided into 1,000,000,000 Ordinary Shares, and in term of ADS – equivalent to 25,000,000 ADSs (each ADS represents 40 Ordinary Shares). As of June 22, 2020, the Company has allocated (on a fully diluted basis) 16,526,250 ADSs of the Company’s 25,000,000 ADSs authorized under our Articles of Association (or 1,000,000,0000 in terms of Ordinary Shares) share capital (such number includes the grant of options to purchase 976,076 ADSs under the Company’s ESOP, and warrants and other convertible instruments to purchase 1,462,137 ADSs, leaving only 8,473,750 ADSs (338,950,012 in terms of Ordinary Shares) unallocated for potential issuance.

It is proposed to increase the Company’s authorized number of ADSs (represented by Ordinary Shares under our Articles of Association) by 225,000,000 additional ADSs (which is an increase of 9 billion Ordinary Shares) (the “Capital Increase”) and to amend the Company’s Articles of Association accordingly to reflect the Capital Increase (in terms of Ordinary Shares). As a result, immediately following the Capital Increase, if approved at the Meeting, the Company’s maximum authorized amount of ADSs allowed for issuances and allocations will be 250,000,000 ADSs.

The proposal to increase the authorized share capital of the Company is designed to enable us to have sufficient authorized share capital to allow us to meet the Company’s future business needs as they arise, taking into consideration the low market share price of the Company, on an average basis, during 2019. These needs could include, among other things, the sale of shares in public and private offerings to raise additional capital, the use of shares for establishment of strategic relationships with other companies or acquisitions, the use of shares for various equity compensation and other employee benefit plans and arrangements, the declaration of share splits, and other bona fide corporate purposes. In addition, the increase in the authorized share capital of the Company could, under certain circumstances, have an anti-takeover effect by, for example, allowing issuance of shares that would dilute the share ownership of a person seeking to effect a change in the composition of the Board of Directors or contemplating a tender offer or other similar transaction. However, this proposal is not being (and was not) made in response to any effort of which the Company is aware to accumulate ADSs or obtain control of the Company.

The possible future issuance of equity securities consisting of Ordinary Shares or securities convertible into Ordinary Shares could affect the Company’s current shareholders in a number of ways, including the following: (i) diluting the voting power of the current holders of Ordinary Shares; (ii) diluting the market price of the Ordinary Shares, to the extent that the new Ordinary Shares are issued and sold at prices below current trading prices of the existing Ordinary Shares, or if the issuance consists of equity securities convertible into Ordinary Shares, to the extent that the securities provide for the conversion into Ordinary Shares at prices that could be below current trading prices of the Ordinary Shares; and (iii) diluting the book value per share of the outstanding Ordinary Shares.

Accordingly, the Board of Directors has approved, and recommends that shareholders approve, the Capital Increase and to amend the Company’s Articles of Association accordingly to reflect the Capital Increase.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve the Capital Increase, such that the Company’s authorized and registered share capital, in terms of Ordinary Shares, would be equivalent to 250,000,000 ADSs, and that the authorized and registered share capital of the Company under the Articles of Association will be respectively adjusted, as set forth and prescribed under the amended Articles of Association, a copy of which is attached to this Proxy Statement.”

The approval of this proposal, as described above, requires the affirmative vote of a Simple Majority (as defined in this proxy statement).

The Board of Directors recommends a vote FOR the above proposal.

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PROPOSAL 4

TO ADOPT THE AMENDED AND RESTATED ARTICLES OF ASSOCIATION OF THE COMPANY

On May 8 and on June 21, 2020, the Company’s Board of Directors approved, and recommended that the Company’s shareholders approve, to replace the Company’s current articles of association with the amended and restated articles of association, in the form attached hereto as Exhibit A (the “Amended Articles”).

The Amended Articles includes the following changes to the current Articles of Association:

Quorum (Section 16(b))

Our current Articles of Association prescribe that at least three shareholders who attend the general meetings of our shareholders in person or by proxy, who hold or represent together at least 30% of the voting rights of the Company’s issued share capital, shall constitute a quorum for any such meetings.

According to the Amended Articles, at least five shareholders who attend the Meeting in person or by proxy who hold or represent together at least 40% of the voting rights of the Company’s issued share capital shall constitute a quorum for the Meeting.

Considering our current shareholders’ ownership structure, in which a minority shareholder can effectively take control over and effectively control our general meetings of shareholders, our Board of Directors believes that given the Company’s ownership structure and the participation rates in recent shareholders meetings including considering the Company’s share price, the proposed increase of the required quorum of general meetings is necessary and reasonable to enable more stability in our shareholders general meetings’ decision taking (the adjourned meeting will continue to be handled in any quorum never the less).

Staggered Board of Directors (Section 20(b))

The Amended Articles provide for a split of the Board of Directors into three classes with staggered three-year terms. At each annual general meeting of the Company’s shareholders, the election or re-election of directors (other than external directors, if any) following the expiration of the term of office of the directors of that class of directors will be for a term of office that expires on the third annual general meeting following such election or re-election, such that from the annual general meeting of 2021 and thereafter, each year the term of office of only one class of directors will expire.

The Company’s Board of Directors believes that given the current status of the Company and its current cash position and due to the fact that the Company does not have a controlling shareholder, except that evidently and effectively our shareholders, L.I.A. Pure Capital Ltd. (“Pure Capital”) (see Proposal 8 below), might be considered to be holding effectively a controlling interest in the Company, and , in the opinion of the Board it is imperative to ensure that the Board of Directors, which consists of a majority of independent directors, has the means to promote the interests of the Company and its shareholders as a whole in the long-term, including by allowing a staggered board formation. Furthermore, the implementation of the staggered board could prevent a potential hostile takeover by delaying the ability of opportunists shareholders to change the structure of the Company’s Board of Directors, thus providing the Company’s management with a better starting position in any future possible discussions with such potential opportunist shareholder.

If approved at the Meeting, the Company’s directors (other than external directors, if any and when applicable), if elected and re-elected, as applicable, will be divided among the three classes as follows:

Class I - Mr. Violette and Mr. Simes if re-appointed as set forth in Proposal No. 1 herein, will be each classified as a Class I director and their respective terms will expire at our annual general meeting of shareholders to be held in 2021;

Class II - Dr. Shmulewitz and Mr. Webber if re-appointed as set forth in Proposal No. 1 herein, will be each classified as a Class II director and their respective terms will expire at our annual general meeting of shareholders to be held in 2022; and

Class III - Mr. Bar-Lev and Prof. Shamiss if re-appointed as set forth in Proposal No. 1 herein, will be each classified as a Class III director and their respective terms will expire at our annual general meeting of shareholders to be held in 2023.

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Further, according to the Amended Articles, amending the provisions included therein and related to the staggered Board of Directors mechanism will require an affirmative vote of 65% of the voting power represented at a general meeting of shareholders and voting thereon, provided that such majority constitutes more than 33.33% of the Company’s then total issued and outstanding share capital.

In the event the aforesaid proposal is not adopted at the Meeting, the members of the Board of Directors as set forth herein will hold office until the close of the next annual general meeting of the Company.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to adopt the Amended Articles, in the form attached as Exhibit A to the Proxy Statement.”

The approval of this proposal, as described above, requires the affirmative vote of a Special Majority (as defined in this proxy statement).

The Board of Directors recommends a vote FOR the above proposal.

PROPOSAL 5

APPROVAL OF: (A) THE CHIEF EXECUTIVE OFFICER’S EMPLOYMENT AGREEMENT, AND (B) UPDATING THE CHIEF FINANCIAL OFFICER’S EMPLOYMENT AGREEMENT

Mr. Gilad Bar-Lev, who has served as a director of the Company since February 28, 2020, was appointed by the Company’s Board of Directors as the Company’s Chief Executive Officer on April 28, 2020, following a long search for a Chief Executive Officer. Mr. Bar-Lev replaced the Company’s executive chairman of the Board of Directors, Dr. Ascher Shmulewitz, at his position as the interim Chief Executive Officer of the Company.

Mr. Bar Lev’s current terms of employment as the Company’s Chief Executive Officer are essentially similar to those of the previous Chief Executive Officer, who has served on a permanent basis (that is, not temporarily), and have been approved by the Company’s Compensation Committee Board of Directors, using existing relief available under Israeli law providing for mitigation of the approval process of the terms of employment of the Chief Executive Officer between the appointment by the Company’s Board of Directors and until the date of the meeting of the Company’s general meeting of shareholders, during which the Company’s Chief Executive Officer was not compensated for his role and duties as a director.

The Company now seeks to approve the engagement with Mr. Bar-Lev under his employment agreement (the “CEO Employment Agreement”), with the following principal terms:

1.	Monthly salary – NIS 80,000 (approximately US$ 23,000).
2.	Manager’s insurance; pension fund, as customary in the Company.
3.	Education fund (Keren Hishtalmut), as customary in the Company.
4.	Annual recreation allowance, vacation days and sick leave as prescribed by law and customary in the Company.
5.	Expenses reimbursement for transportation expenses of NIS 2,000 (net) and for vehicle maintenance expenses of NIS 2,000 per month (net).
6.	Other benefits such as mobile phone.
7.	Annual bonus of up to six monthly salaries, subject to the recognition of the Board of Directors of the successful achievement of Company measurable objectives as shall be set forth in the Company’s annual work plan determined by the Board of Directors (no such plan was conceived for the year 2020).
8.	Options as shall be approved from time to time by the Board of Directors and in accordance with the Company’s common practice and compensation policy.

The main terms under the CEO Employment Agreement that differ materially from the terms of the previous Chief Executive Officer’s terms mainly with respect to the monthly salary which is approximately 1.8 times higher than the salary of the former Chief Executive Officer of the Company.

8

Accordingly, the Company’s Compensation Committee and Board of Directors have approved, on April 21, 2020, May 8, 2020 and June 21, 2020, and recommend that the Company’s shareholders approve the CEO Employment Agreement, in accordance with the Israeli Companies Law and the regulations promulgated therewith, as of May 6, 2020.

In addition, the Company’s Compensation Committee and Board of Directors have approved that for as long as Mr. Bar-Lev is also employed as our CEO and is being compensated for his services in that capacity, Mr. Bar-Lev will not be compensated with the Company’s standard total annual directors’ fees of NIS 120,000 (the “Director’s Fees”), in accordance with our Compensation Policy.

The brief overview above of Mr. Bar-Lev’s terms is qualified in its entirety by reference to the full text of the CEO Employment Agreement, which is attached hereto as Exhibit B1.

In addition, Mr. Oz Adler, who has served as our Chief Financial Officer since 2017, and his term of employment were not changed during these periods. The Company now seeks to update the engagement with Mr. Adler under his employment agreement (the “CFO Employment Agreement”), with the following principal terms:

1.	Monthly salary – NIS 65,000 (approximately US$ 19,000) (equivalent to 80% of the CEO’s monthly salary).
2.	Nonmaterial update re additional benefits (car expenses).

Accordingly, the Company’s Compensation Committee and Board of Directors have approved, on June 21, 2020 and recommend that the Company’s shareholders approve the CFO Employment Agreement, in accordance with the Israeli Companies Law and the regulations promulgated therewith, as of May 6, 2020.

The Company’s Board of Directors and Management relied, among other things, on a 2016 comparison work performed by specialized advisors which purpose was to assess the Company's executives’ salaries and applicable compensation components’ benchmarks.

The brief overview above of Mr. Adler updated terms is qualified in its entirety by reference to the full text of the CFO Employment Agreement – Amendment no. 4, which is attached hereto as Exhibit B2.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve: (a) the CEO Employment Agreement with Mr. Gilad Bar-Lev, as the Company’s Chief Executive Officer, in the form attached as Exhibit B1 to the Company’s Proxy Statement (including any non-material changes thereto), effective as of May 6, 2020,; and (b) the CFO Employment Agreement with Mr. Oz Adler, in the form attached as Exhibit B2 to the Company’s Proxy Statement (including any non-material changes thereto), effective as of May 6, 2020.”

The approval of this proposal, as described above, requires the affirmative vote of a Special Majority (as defined in this Proxy Statement).

The Board of Directors recommends a vote FOR the above proposal.

9

PROPOSAL 6

AMENDMENT OF TERMS OF OFFICE OF THE COMPANY’S NEW DIRECTORS

The Board of Directors deems it desirable to revise and include, under the terms of office and terms of employment of each of the Company’s Newly Appointed Directors, (as was approved by the Company’s shareholders on January 15, 2020 for the rest of the then directors and the Company’s management), a specific provision regarding a special bonus in the event of a merger transaction (the “M&A Provision”), which would read as follows:

“Special Bonus in case of an Transaction: A special bonus regarding a Transaction may be granted, under which, if following the completion of a Transaction (as defined below), the Company would have an average cumulative market value on Nasdaq or on any other national, territorial, provincial and federal exchange (“Main Exchange”), over a consecutive period of at least three months from the closing date of such Transaction, of (at least) the higher between (i) twice its value on Nasdaq on the date of the Transaction and (ii) twice its value as determined under the Transaction agreement; and in any case not less than $30 million, then the Compensation Committee followed by the Board of Directors may decide at their discretion to grant you a special one-time bonus for exceptional achievements and performance in the framework of executing a Transaction (as defined below) (the “Special Bonus”), subject to the following: (i) The amount of such bonus shall be calculated in the aggregate, I.e. - to include any and all other such Special Bonuses granted to other officers and/or employees of the Company (the “Special Bonus Amount”); (ii) Any such Special Bonus shall be paid with the same type of consideration (cash and/or cash equivalents) as used as consideration for the Company itself under that same Transaction (as defined below), and to the extent possible; (iii) The amount of the Special Bonus Amount (if at all) will be determined and distributed at the Chief Executive Officer’s discretion and to the extent required, also subject to the approval of the Compensation Committee and the Board of Directors; and (iv) For the avoidance of doubt, the forgoing does not entitle you a prima-facia right to receive such Special Bonus, which remains at the sole discretion of the Chief Executive Officer (and to the extent required, also the Compensation Committee’s and Board of Directors’) and shall not be considered part of your salary or fees owed to you.

“Transaction” shall mean a definitive agreement pertaining to a merger or acquisition transaction between the Company and a third party or a Change of Control Event.

A “Change in Control Event” shall mean: (i) consummation of a purchase by, or merger, acquisition, reorganization or consolidation with one or more entities in which: (a) the Company is not the surviving entity, or (b) the voting securities of the Company outstanding immediately before the transaction constitute less than a majority of the voting power of the voting securities of the Company or the surviving entity outstanding immediately after the transaction, or which creates a ‘Controlling Shareholder’ (as such term is defined under section 268 to the Israeli Companies Law; or (ii) the sale or disposition of all or substantially all of the Company’s assets.”

The Compensation Policy permits the granting of such M&A Provision to the Company’s directors and officers. Any such engagement with the New Directors shall be deemed to include such M&A Provision.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve the inclusion of the M&A Provision regarding a bonus in the event of a Transaction in any and all such engagements between the Company and the New Directors, in a manner that any such engagement shall be deemed to include such M&A Provision.”

The approval of this proposal, as described above, requires the affirmative vote of a Simple Majority (as defined in this proxy statement).

The Board of Directors recommends a vote FOR the above proposal.

10

PROPOSAL 7

INDEMNIFICATION AND EXCULPATION LETTERS TO THE NEW DIRECTORS

Each of the Company’s directors is entitled, during and for their office as directors, in addition to customary director and officer insurance, to the Company’s standard indemnification and exculpation agreements, subject to the Company’s shareholders’ approval. Except for the New Directors, all of the Company’s directors and officers have been granted the Company’s standard indemnification and exculpation agreements.

Similar to the rest of the directors currently serving on the Board, if re-elected or elected pursuant to proposal 1, each New Director will be granted an indemnification and exculpation agreements, in the form of indemnification letter and exculpation letter which were entered into in connection with the consummation of the Company’s U.S. initial public offering and listing on Nasdaq, to be entered into by the Company with directors serving from time to time in such capacity. The form of the indemnification letter was filed as Exhibit 4.12 to the Annual Report on Form 20-F filed by the Company with the SEC and the Israel Securities Authority (“ISA”) on May 1, 2017. The form of the exculpation letter was filed as Exhibit 10.13 to the Company’s Registration Statement on Form F-1 filed by the Company with the SEC and ISA on November 4, 2016.

Said indemnification and exculpation agreements shall be in effect as of the start of their term as directors. Notwithstanding, each New Director is (and will continue to be) insured under the Company’s directors’ and officers’ insurance coverage policy which provides coverage for all directors of the Company.

Following approval by the Company’s Compensation Committee, the Company’s Board of Directors resolved, subject to shareholders’ approval, to approve grant of indemnification and exculpation agreements, as described above.

The Company’s shareholders are requested to adopt the following resolution:

“RESOLVED, to approve that each of the Newly Appointed Directors (namely Mr. Gilad Bar-Lev, Mr. Todd Violette, Prof. Ari Shamiss and Mr. Arye Webber) shall be entitled, from the beginning and for the duration of their office as Company’s directors, to the Company’s standard indemnification and exculpation letters, in accordance with the Compensation Policy.”

The approval of this proposal, as described above, requires the affirmative vote of a Simple Majority (as defined in this proxy statement).

The Board of Directors recommends a vote FOR the above proposal.

11

PROPOSAL 8

Proposal of pure capital - REMOVAL AND ELECTION OF DIRECTORS

Pure Capital’s directors’ nominees & Position Statement. The Company’s 6.2% shareholder, Pure Capital, has requested that the Company’s shareholders consider replacing the Company’s entire Board of Directors with its director nominees.

Pure Capital’s Position Statement and accompanying alternative updated proxy agenda is attached to this proxy statement as Exhibit C.

The Meeting is of particular importance to all of the Company’s shareholders because the Pure Capital proposals described in the accompanying Position Statement (the “Pure Capital Position Statement”) entail the removal of the Company’s entire Board of Directors, two members of which were elected by you at the Company’s 2019 annual general meeting of shareholders and four others are newly appointed board members who were elected to fill vacancies during February to May 2020 by our Board of Directors, and since the Company’s Board has been steering the Company successfully and safely steering the Company through the turmoil of the Coronavirus pandemic.

The Pure Capital Position Statement also includes a proposal to fill all vacancies created by such removal with six individuals recommended solely by the Pure Capital. In short, the Pure Capital Position Statement requires you to decide whether to turn over control of your Company to persons hand-picked by Pure Capital

The Company’s Board of Directors Position Statement rejecting its request and refuting its allegations is attached as well to this proxy statement as Exhibit D (the “Board of Directors Position Statement”).

The Board of Directors strongly believes that the Pure Capital Position Statement seeking to remove and replace the Company’s entire Board is NOT in the best interests of our shareholders, as further stated in our statement position as described in the Company’s Board of Directors Position Statement.

We urge each of the Company’s shareholders to review the Board of Directors Position Statement and contact the Company’s Executive Chairman and and/or Chief Executive Officer with any questions regarding the Board of Directors Position Statement.

In the absence of instructions to the contrary, the persons named in the enclosed proxy will vote the Ordinary Shares represented thereby “Against” the election of each of the directors named by Pure Capital.

The Company’s shareholders are requested by Pure Capital to adopt the following resolution:

“RESOLVED, to remove from office, immediately upon the closing of the Meeting, each of the currently serving directors of the Company, including Dr. Ascher Shmulewitz, Gilad Bar-Lev, Stephen M. Simes, Todd Violette, Prof. Ari Shamiss, and Arye Webber, and to appoint as directors of the Company each of Messrs Itschak Shrem, Amitai Weiss, Lior Amit, Lior Vider, Moshe Revach and Ms. Liat Sidi, to serve as members of the board of directors of the Company until the next annual general meeting of shareholders and until their successors have been duly elected and qualified, as set forth by Pure Capital in the accompanying alternative proxy agenda attached to the Pure Capital Position Statement.”

The approval of this proposal, as described above, requires the affirmative vote of a Simple Majority (as defined in this proxy statement).

The Board of Directors UNANIMOUSLY recommends a vote AGAINST the above proposal.

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PROPOSAL 9

REVIEW OF THE COMPANY’S ANNUAL REPORT AND FINANCIAL STATEMENTS FOR THE
YEAR ENDED DECEMBER 31, 2019

Pursuant to the Israeli Companies Law, the Company is required to present to the Company’s shareholders at each shareholders’ annual general meeting, the Company’s financial statements for each calendar year ended December 31 of the previous year.

The audited financial statements of the Company for the fiscal year ended December 31, 2019 were filed together with the Company’s Annual Report on Form 20-F, which was filed on June 15, 2020 with the SEC and is available at the SEC’s website, www.sec.gov, and are available on the Company’s website at the following address: http://therapix.investorroom.com/SEC-Filings.

The contents of the Company’s and SEC’s websites are not part of this proxy.

At the Meeting, shareholders will have an opportunity to review, ask questions and comment on the Company’s audited consolidated financial statements for the year ended December 31, 2019.

This agenda item will not involve a vote by the shareholders, and accordingly there is no proposed resolution.

WHERE TO FIND MORE INFORMATION

We are subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, we file reports and other information with the SEC.

All documents which we will file on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at http://www.sec.gov and the Company’s website at www.therapixbio.com. Shareholders may obtain information directly from the Company, whose registered office is at 4 Ariel Sharon Street, HaShahar Tower, 16th Floor, Givatayim 5320047, Israel, and whose telephone number is +972-3-616-7055.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. The Notice of the Annual General Meeting of Shareholders and the Proxy Statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED JUNE 23, 2020. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN JUNE 23, 2020, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

Your vote is important! Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. EXCEPT AS MENTIONED OTHERWISE IN THIS PROXY STATEMENT, IF NO SPECIFICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF THE PROPOSALS 1 THROUGH 7 DESCRIBED IN THIS PROXY STATEMENT AND AGAINST PROPOSAL 8 DESCRIBED IN THIS PROXY STATEMENT. Shareholders who hold shares of the Company through members of the Tel Aviv Stock Exchange and who wish to participate in the Meeting, in person or by proxy, may also (i) vote their shares in person at the Meeting by presenting a certificate of ownership signed by a member of the TASE which complies with the Israel Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760-2000 as proof of ownership of the shares on the Record Date, or (ii) send such certificate along with a duly executed proxy and including a copy of their identity card, passport or certification of incorporation, as the case may be, to the Company’s Registered Address, Attention: Mr. Oz Adler, CFO, not less than 48 hours prior to the Meeting.

By Order of the Board of Directors

Therapix Biosciences Ltd.

June 23, 2020

13

Exhibit A

Therapix Biosciences Ltd.

Articles of Association

of a Public Company

Table of Content

1.	Interpretation	4
2.	Objects of the Company	5
3.	Limitation of Liability	5
4.	The Articles of Association	5
5.	Company’s Share Capital	5
6.	Modification of Registered Capital and Change of Rights	6
7.	The Shareholdings	8
8.	Share Certificates	9
9.	Transfer of Shares and their Transmission	9
10.	The Rights of a Shareholder	10
11.	Organs of the Company	11
12.	The General Meeting and its Powers	12
13.	Convening of the Annual Meeting	12
14.	Convening of a Special Meeting	13
15.	Notices Concerning the Convening of a General Meeting	13
16.	Deliberations at General Meetings	13
17.	Chairman of the General Meeting	14
18.	Voting at the General Meeting	15
19.	Resolutions at the General Meeting	16
20.	Directors and their Appointment	17
21.	Remuneration of Directors	18
22.	Powers of the Board of Directors	18
23.	Chairman of the Board of Directors	20
24.	Convening Meetings of the Board of Directors	20
25.	Board of Directors’ Meetings and their Proceedings	21
26.	Voting at the Board of Directors	21
27.	Committees of the Board of Directors	22
28.	Audit Committee	22
29.	General Manager	23
30.	Officeholders of the Company	23
31.	Liability, Insurance, Indemnification and Exemption	23
32.	Internal Auditor and Independent Accountant-Auditor	25

33.	Distribution, Distribution of Dividends and Bonus Shares	26
34.	Calls for Payment	27
35.	Forfeiture of Shares	28
36.	Shareholders’ Register	28
37.	Register of Substantial Shareholders and Additional Shareholders’ Register Outside of Israel	29
38.	Seal, Stamp and Signatory Rights	29
39.	Accounts	29
40.	Donations	30
41.	The Keeping of Minutes	30
42.	Notices	30
43.	Winding-up, liquidation and dissolution	31

Public Company Limited by Shares

The Companies Law, 5759 - 1999

Articles of Association

of

Therapix Biosciences Ltd.

(תראפיקס ביוסיינסס בע"מ)

1. Interpretation

In these Articles of Association, unless the text otherwise requires:

“These Articles” or “the Articles of Association”	mean these Articles, as drafted herein or as amended from time to time by the Shareholders;

“The Company”	means Therapix Biosciences Ltd.;

“The Board of Directors”	means the Company’s Board of Directors, elected in accordance with the provisions of these Articles;

“The Companies Law” or “the Law”	means the Companies Law, 5759-1999, as amended from time to time;

“The Companies Ordinance” or “the Ordinance”	means the provisions of the Companies Ordinance [New Version] 5743-1983, which have not been cancelled as amended from time to time;

“The Securities Law”	means, the Securities Law, 5728-1968;

“The Office”	means the registered office of the Company from time to time;

“The Shareholders’ Register”	means the Company’s Shareholders’ Register that must be kept under the Law and in accordance with the provisions of these Articles;

“Writing”	means print, photocopy, telegram, telex, facsimile, email and any other form of creating or visibly fixing or imprinting words.

“Simple Majority Resolution” or "Ordinary Resolution”	means a resolution adopted at the (Annual or Special) General Meeting by a majority of those voting and without counting the abstaining votes.

Subject to the provisions of this Article, unless the written text requires another interpretation, terms defined in the Companies Law shall have the same meanings ascribed to them therein; words in the singular shall include the plural and vice versa; words in the masculine shall include the feminine and vice versa and words referring to persons shall also include corporations.

2. Objects of the Company

The Company may engage in any legal business.

3. Limitation of Liability

[a]	The liability of a Shareholder in the Company with respect to the Company’s debts shall be limited to the unpaid amount owing by him to the Company in consideration for the Shares held by such Shareholder and in any event, to an amount that shall not be less than the nominal value of the Share held by such Shareholder.

[b]	If the Company issues Shares for consideration which is less than their nominal value, as set forth in Section 304 of the Law (hereinafter: “the Reduced Consideration”), the liability of the Shareholder shall be limited to the payment of the Reduced Consideration amount for the Share issued to such Shareholder as stated above.

4. Company’s Articles of Association

[a]	The Company may amend its Articles by Simple Majority Resolution of the Shareholders attending the vote at the General Meeting of the Company, except as expressly provided otherwise in other provisions of these Articles. Any resolution adopted at the General Meeting by the majority required for amending the Company’s Articles and thereby changing any of the provisions of the Articles, shall be deemed to be a resolution for amendment of the Company’s Articles, even if such purpose was not expressly stated in that resolution; The Company may restrict - by means of a contract - its capacity to amend the Articles or any of the provisions thereof, if a resolution to that effect is adopted at the General Meeting by the majority required for amending the Company’s Articles; Subject to the provisions of the Companies Law, any amendments to the Company’s Articles shall become effective upon the adoption of such amendment resolution or at any later time specified therein.

[b]	No amendment to the Articles which adversely affects the rights of any Shares' class shall be made without an approval of the meeting of shareholders of such class.

[c]	Notwithstanding the provisions of this chapter, an amendment of these Articles that obligates a Shareholder to acquire additional Shares or to increase the extent of his liability, shall not obligate the Shareholder without his consent.

5. Share Capital of the Company

[a]	The Company’s Share Capital is NIS 1,000,000,000 (one billion New Israeli Shekels), divided into 10,000,000,000 (ten billion) Ordinary Shares of NIS 0.1 par value each (hereinafter in these Articles: “the Shares” or the “Ordinary Shares”).

[b]	All the Ordinary Shares shall have equal rights among them for all intents and purposes and each Ordinary Share confers the holder thereof the following rights:

[1]	The right to be invited to and participate in the General Meetings of Shareholders of the Company, and the right to one vote for any Ordinary Share in any voting at the Company’s General Meeting in which such holder participates;

[2]	The right to receive dividends, if and when such are distributed and the right to receive bonus shares if and when such are distributed - all in proportion to the Shares’ par value and without regard to any premium paid for such Shares;

[3]	The right to take part in the distribution of the surplus assets of the Company in the case of the winding-up of the Company, pro-rata to his relative share in the Company’s issued Share Capital.

[c]	The foregoing shall not derogate from the Company’s right to create shares of various classes, as set forth in these Articles below and under any law.

6. Modification of Registered Capital and Change of Rights

[a]	The General Meeting of the Company’s Shareholders may, by adopting a Simple Majority Resolution and subject to Section 46B of the Securities Law, 5728- 1968 and any law:

[1]	Increase its Share Capital in the amount so resolved by the creation of new Shares, under such conditions and with such rights as shall be resolved. Such resolution may be passed regardless of whether all the existing Shares have been issued or resolved to be issued, or whether such Shares were not yet issued or resolved to issue such Shares.

Unless otherwise determined by the resolution of the Meeting on the Share Capital increase, the new Share Capital shall be deemed to be part of the original Share Capital of the Company and shall be subject to the same Articles with reference to payment of calls on shares, right of charge, transfer, title, forfeiture or otherwise, as apply to the original Share Capital;

[2]	Consolidate and divide all or any part of its Share Capital into Shares of larger nominal value than its existing Shares, and if its Shares have no nominal value - into a Share Capital comprised of a smaller number of Shares, provided that the shareholding rates of the Shareholders in the issued Share Capital are not changed;

[3]	Subdivide its Shares, or any of them, into Shares of smaller nominal value than its existing Shares, and if its Shares have no nominal value - into a Share Capital comprised of a smaller number of Shares, provided that the shareholding rates of the Shareholders in the issued Share Capital are not changed;

[4]	Change, abrogate, convert, broaden, add or vary in any other manner the rights, preferences, privileges, limitations and provisions attached or not attached at that time to such Company Shares;

[5]	Cancel any registered Share Capital which has not been issued, provided that there is no undertaking of the Company, including a contingent undertaking, to allocate Shares out of such registered Share Capital;

[6]	Reduce its Share Capital in the same manner and on the same terms and upon receiving of such approvals as required under the Law;

[b]	The rights conferred upon the holders of the Shares shall not be deemed to be varied by the creation or issue of further shares ranking pari passu therewith, unless otherwise provided by the terms of issue of those shares.

[c]	The change, conversion, abrogation, broadening, addition or any other variation of the rights, preferences, privileges, limitations and provisions attached to a specific Shares class issued to the Company’s Shareholders, are subject to the consent of the holders of issued Shares of such class, that shall be given in writing from the holders of all the issued Shares of such class, or by Simple Majority Resolution adopted at the Special Meeting of the Shareholders of such particular class.

[d]	The provisions of these Articles relating to General Meetings shall, mutatis mutandis, apply to any meeting of the holders of a particular class of Shares of the Company.

[e]	For the purpose of executing any such resolution, the Board of Directors may, in its discretion, settle any difficulties which arise in this context. Without derogating from the powers of the Board of Directors as stated above, if as a result of consolidation of capital, Shareholders would be left with fractional Shares, the Board of Directors may:

[1]	Sell the total amount of fractional Shares and for this purpose appoint a trustee, in whose name share certificates comprising the fractions would be issued, who shall sell same and the sale proceeds, less commissions and expenses, shall be distributed to those entitled thereto;

[2]	Allocate to each Shareholder left with such fraction following the consolidation, such fully paid up Shares from the class existing prior to the consolidation, in such number sufficient for one whole Share when consolidated with the original fraction and such allocation shall be deemed in effect immediately prior to the consolidation;

[3]	Determine that the Shareholders shall not be entitled to receive a consolidated Share for a fraction of a consolidated Share, resulting from consolidation of half or less than half of the number of Shares the consolidation of which had created one consolidated Share, and may receive a consolidated Share for a fraction of a consolidated Share resulting from consolidation of more than half of the Shares creating one whole consolidated Share;

[4]	In the event that such action as set forth in subsections (2) and (3) above would require the issuance of additional Shares, then payment for such Shares shall be made in the same manner applicable in case of payment for bonus shares. Such consolidation and division shall not be deemed to modify the rights of the Shares underlying such consolidation and division.
[f]	In any case of consolidation of Shares into Shares of a greater nominal value, the Board of Directors may determine arrangements to settle any difficulties that may arise with regard to such consolidation, and in particular, determine which Shares would be consolidated into such or other Share, and in case of consolidation of Shares not owned by one owner, may determine arrangements for sale of the consolidated Share, the manner of such sale and distribution of the (net) sale proceeds and appoint a person to execute such transfer and any act made by such person shall be valid and no claims against it may be heard.

[g]	The securities of the Company shall be under the control of the Board of Directors, and the Board of Directors may allocate or grant them at its discretion, subject to the provisions of any law and the provisions of these Articles. The Board of Directors of the Company may:

[1]	Issue or allocate Shares and other securities, which are convertible or exercisable into Shares, up to the amount of the Company’s registered Share Capital, including by allocation (or otherwise deal with them), against cash or for such other consideration which is not cash, with such exclusions and conditions, either at premium, at their nominal value or at a discount, on such dates as the Board of Directors deems fit;

[2]	Resolve to issue a series of debentures within its borrowing powers in the name of the Company and within such limits;

[h]	Unless otherwise resolved by the Company by Simple Majority Resolution, then in any event of offering of Shares to the holders of Company Shares, no obligation exists to make the same offer to all the Company’s Shareholders. The Board of Directors may offer the securities of the Company to whomever it shall deem appropriate, regardless of whether such offerees are holders of securities of the Company or not, all subject to the provisions of any law, the provisions of these Articles and the contracts applicable to the Company on the allocation date.

[i]	Upon the allocation of Shares, the Board of Directors may provide for differences among the holders of such Shares as to the consideration, amounts of calls on Shares and/or the times of payment thereof.

7. The Shareholdings

[a]	The Company shall be entitled to treat the registered holder of a Share as the absolute owner thereof, and accordingly shall not be obligated to recognize any equitable or other claim to, or interest in, such Share on the part of any other person, except as ordered by a court of competent jurisdiction or as provided in the law. The foregoing shall not apply to a Nominee Company as defined in the Law.

[b]	If the Company receives a request to record a person as a Shareholder in the Shareholders’ Register from someone in whose name such Shares are registered with a member of the stock exchange, and these Shares are registered in the Shareholders’ Register in the name of a Nominee Company, then the Company shall record such Shareholder in the Shareholders’ Register if the following conditions are met:

[1]	The applicant has delivered to the Company an undertaking from such member of the stock exchange with whom such Shares are recorded to notify the Company of the new shareholdings of the applicant immediately upon execution of an act which modifies its shareholdings in the Share.

[2]	The applicant has undertaken in writing towards the Company to notify the Company of the execution of such acts.

[c]	If two or more persons are registered as joint holders of any Share, any one of them may give effectual receipts for any dividend, Shares, bonus shares, share certificates, debentures, option warrants or any monies or other rights in respect of such Share, even if such dividend, Shares, bonus shares, share certificates, debentures, option warrants or any monies or other rights were delivered to another joint holder.

[d]	The Company may at any time pay commission to any person for his unconditional or conditional subscribing or consent to subscribe any share, debenture or series of debentures of the Company, or for his consent to underwrite, whether unconditionally or conditionally, any share or debenture, or debenture stock of the Company, all subject to the provisions of the law.

[e]

[1]	The guardians and administrators of the estate of an individual Shareholder who has died, or, when there are no administrators of an estate or guardians, the persons having the right as heirs of the deceased individual Shareholder will be the only ones recognized by the Company as having a right to the Share that was registered in the name of the deceased.

[2]	If a share is registered in the names of two holders or more, the Company shall only recognize the surviving partner or the surviving partners as the persons having the right to the Share or to a benefit in the Share, subject to the provisions of any law.

[3]	A joint holder of a Share may transfer his joint ownership, subject to the provisions of these Articles.

[4]	The Company may recognize the receiver or liquidator of any corporate Shareholder in winding-up or dissolution, or the trustee in bankruptcy or the guardian of a legally incompetent person, as being entitled to the Shares registered in the name of such Shareholder.

[f]	Any person becoming entitled to Shares due to the death of a Shareholder, may, upon providing evidence of a probate of a will or appointment of a guardian or succession order, attesting the right of such person to the shares of the deceased Shareholder, be registered as a Shareholder by virtue of such Shares, or may, subject to the approval of the Board of Directors under the provisions of these Articles, transfer these Shares.

8. Share Certificates

[a]	Share certificates shall be issued under the stamp of the Company and signed by two Directors, or signed by the General Manager of the Company and one Director or another person as determined by the Board of Directors.

[b]	Each member shall be entitled to receive, within six months following the allocation date or following the date of registration of a transfer, one share certificate for all the Shares registered in his/ its name, for which full consideration has been paid, or, if so approved by the Board of Directors, a number of share certificates for the Shares registered in his/its name.

[c]	Each Share certificate shall specify the numbers of the Shares for which it has been issued and any other particulars which the Board of Directors deems important or which may be required under any law.

[d]	A Share certificate registered in the names of two or more persons shall be delivered to the person first named in the Shareholders’ Register from amongst such joint holders and the Company shall not be bound to issue more than one certificate to all the joint holders of the Shares - delivery of such certificate to one holder shall be sufficient delivery to all the holders of the Share.

[e]	If a Share certificate is defaced, lost or destroyed, the Board of Directors may issue another certificate to replace such certificate, provided that such certificate is delivered to and destroyed by the Board of Directors, or it is proved to its satisfaction that such certificate was lost or destroyed, and the Board of Directors receives satisfactory securities for any possible damage, all against payment, if such payment is imposed.

[f]	The Company shall not issue share warrants to bearer or bearer shares.

[g]	Any share warrant to bearer issued in the past and duly held by a Shareholder, may be surrendered to the Company for cancellation and converting it into a registered share; upon such cancellation the name of the Shareholder must be registered in the Shareholders’ Register of registered shares, and specify the number of shares registered in the name of such Shareholder.

9. Transfer of Shares and their Transmission

[a]	No transfer of Company Shares shall be registered in the Company’s Shareholders’ Register, unless one of the alternatives provided in Section 299 of the Companies Law is fulfilled, as set forth in Article 36(d) below.

[b]	The share transfer deed shall be signed by the transferor and the transferee and the transferor shall be deemed as having remained the Shareholder until the name of the transferee has been registered in the Shareholders’ Register in respect to the transferred share.

[c]	The deed of transfer of a Share shall be drafted in the following form or in form as similar as possible to it, or in a form to be approved by the Board of Directors:

I, __________ of ____________ (hereinafter: “the Transferor”) for consideration in the amount of NIS ________, hereby transfer to ___________ (hereinafter : “the Transferee”) ______ shares of NIS _____ each, numbered ___ to ____ (inclusive) of the Company, to be held by the Transferee, his estate, his guardians and proxies, in accordance with all of the terms whereby I held such shares immediately prior to the signing of this deed, and I, the Transferee, hereby agree to receive the aforesaid shares, in accordance with the aforesaid terms.

In witness whereof, we have hereto set our hands

On the ____ Day of ________ , _________

_____________________________ ______________________________

The Transferor The Transferee

_____________________________ ______________________________

Witness to signature of the Transferor Witness to signature of the Transferee

[d]	Along with the share transfer deed any document required by the Board of Directors in connection with the transfer (including the transferred Share certificate) must be submitted to the Company. If a Share transfer is approved - all such documents shall be left with the Company.

[e]	Unless approved by the Board of Directors, no transfer of Shares which are not fully paid shall have any effect. The Board of Directors may, at its absolute discretion and without assigning any reason therefor, decline to register the transfer of any Shares which are not fully paid.

[f]	Each share transfer deed shall be delivered to the Office for registration. The deeds of transfer registered shall remain in the Company’s possession, but all the deeds of transfer that the Board of Directors has refused to register for reasons permitted under these Articles or the Law, shall be returned on demand, to whomever delivered them, together with the share certificate (if delivered).

10. The Rights of a Shareholder

In addition to the rights of a Shareholder as set forth in Article 5(b) above, each Shareholder in the Company shall be entitled to the following rights:

[a]	Each Shareholder shall have a right to inspect the documents of the Company detailed below:

[1]	Minutes of the General Meetings;

[2]	Shareholders’ Register and Register of Substantial Shareholders of the Company;

[3]	These Articles including any modifications thereto, as shall be made from time to time;

[4]	Any document required to be filed by the Company with the Companies Registrar or the Securities Authority, under the provisions of the Companies Law and under any law and publicly available at the Companies Registrar or the Securities Authority, as the case may be;

[b]	A Shareholder may demand the Company, specifying the purposes of such demand, to inspect any documents in the possession of the Company concerning any action or transaction requiring the approval of the General Meeting pursuant to the provisions of Section 255 and Sections 268 to 275 of the Companies Law.

[c]	The Company may refuse the Shareholder’s demand if the Company believes that such demand was not made in good faith or that the requested documents include a commercial secret or patent, or that the disclosure of documents is otherwise likely to have an adverse effect on the Company.

11. Organs of the Company

[a]	The organs of the Company are:

[1]	The General Meeting;

[2]	The Board of Directors;

[3]	The General Manager;

The acts and intents of an organ shall be deemed to be the acts and intents of the Company.

[b]	The Company’s organs shall have the following powers:

[1]	The General Meeting shall have the powers set forth in Article 12 below.

[2]	The Board of Directors shall have the powers set forth in Article 22 below.

[3]	The General Manager shall have the powers set forth in Article 29 below.

[c]	Unless specifically stated otherwise in these Articles or in the Law, the Board of Directors may delegate any of Company’s powers which were not conferred by the Law or pursuant to these Articles to any other organ of the Company.

[d]	The General Meeting may assume upon itself powers conferred on the Board of Directors and/or any other organ of the Company in any matter essential for the orderly administration of the Company and/or for any act which deems, in the opinion of the General Meeting, to be in the best interests of the Company and/or any other matter for a period not exceeding one year and for any matter provided in Section 52 of the Companies Law.

[e]	The Board of Directors of the Company may assume upon itself powers conferred on the Company’s General Manger in any matter essential for the orderly administration of the Company and/or for any act which deems, in the opinion of the General Meeting, to be in the best interests of the Company and/or any other matter for a period not exceeding one year and for any matter provided in Sections 51 and 52 of the Companies Law.

GENERAL MEETINGS

12. The General Meeting and its Powers

[a]	The Company’s resolutions in the following matters shall be adopted at the General Meeting:

[1]	Amendments to the Company's Articles of Association as set forth in Article 4 above.

[2]	Exercising of powers of the Board of Directors in case the Board of Directors is unable to discharge its duties, in accordance with the provisions of Section 52(a) of the Companies Law;

[3]	Appointment of the Company's Independent Accountant-Auditor, termination of such employment and determining the terms of his service, as set forth in Article 32 below;

[4]	Appointment of external directors in accordance with the provisions of Section 239 of the Companies Law and in accordance with Article 20(i) below;

[5]	Approval of acts and transactions which require approval of the General Meeting pursuant to the provisions of any law;

[6]	Increase or decrease of the registered Share Capital, as set forth in Article 6 above;

[7]	Appointment of Directors, other than external directors, as set forth in Article 20 below.

[8]	A merger as set forth in Section 320(a) of the Companies Law;

[b]	The provisions of the Law with respect to the convening dates of General Meetings, the manner of their convening, the matters discussed therein, quorum, manner of giving notices, manner of voting, keeping of minutes, etc. shall apply in the matter of General Meetings, Special Meeting and class meetings, save as expressly provided otherwise in these Articles and subject to the provisions of any law.

13. Convening an Annual Meeting

[a]	The Company shall hold an Annual Meeting each year and no later than the end of fifteen months after the last Annual Meeting.

[b]	The agenda of the Annual Meeting shall include the following issues:

[1]	Discussion of the Company’s financial statements and the Board of Directors’ report;

[2]	Appointment of Directors and determining their remuneration;

[3]	Appointment of an Independent Accountant-Auditor;

[4]	Any subject which the Board of Directors determines to include in the agenda of the Annual Meeting;

[5]	Any matter which one or more Shareholders, who have at least one percent of the voting rights at the General Meeting, requests the Board of Directors to include on the agenda of the General Meeting, provided the matter is suitable for deliberation at the General Meeting.

14. Convening a Special Meeting

[a]	The Board of Directors shall convene a Special Meeting according to its own decision and at the request of each of the following:

[1]	Two Directors or one quarter of all the serving Directors then in office;

[2]	One Shareholder, or more than one, holding at least five percent of the issued Share Capital and one percent of the voting rights in the Company, or one Shareholder, or more than one, holding at least five percent of the voting rights in the Company.

[b]	The agenda of the Special Meeting shall be determined by the Board of Directors and shall also include subjects for which the convening of a Special Meeting is required under Article 14(a) above, as well as any subjects required by a Shareholder under Article 13(b)(5) above.

[c]	The Board of Directors, if demanded to convene a Special Meeting, as set forth in Article 14(a) above, shall convene such Meeting no later than twenty one days after the date on which such demand is delivered to it, as set forth in the next Article below, for the date specified in the invitation delivered to the Shareholder under Article 15 below, provided the convening date shall not be later than 35 days after publication of the notice.

15. Notices Concerning the Convening of a General Meeting

[a]	The Company may determine a record date in the matter of entitlements to receive invitations to General Meetings, participate and vote thereat, provided such date is not longer than 21 days and not less than 4 days prior to the date scheduled for the convening of the General Meeting, or any other effective date to be determined by law, including the Companies Law and the regulations promulgated thereunder.

[b]	Subject to the provisions of Section 69 of the Companies Law and the regulations promulgated thereunder, notice on a General Meeting of the Shareholders shall be given to all the Shareholders entitled thereto by publishing the notice in two daily Hebrew newspapers published in Israel having a wide circulation or on the Company's website. Apart from the notice on the convening of a General Meeting as set forth above, the Company shall not notify its Shareholders on the convening of a General Meeting (including the registered shareholders, unregistered shareholders and shareholders holding share warrants to bearer (if any)).

[c]	Any notice given in the manner set forth above shall specify the details and subjects provided in Section 69 of the Companies Law and the regulations promulgated thereunder. If the notice specifies a date for an adjourned meeting, that is different from that stated in Section 78(b) of the Companies Law, namely earlier to or later than seven (7) days from the date of the original meeting, the notice shall specify the date of such adjourned meeting.

[d]	A bona fide defect in convening or conducting the General Meeting, including a defect deriving from the non-fulfillment of any provision or condition promulgated under the Law or these Articles, including with regard to the manner of convening or conducting the General Meeting, shall not disqualify any resolution adopted at the General Meeting and shall not affect the deliberations which took place thereat, subject to the provisions of any law.

16. Deliberations at General Meetings

[a]	The General Meeting may discuss any matter as provided in the Law and these Articles and any matter included in its agenda, as specified in the notice regarding the convening of the General Meeting.

[b]	The quorum for the holding of a General Meeting shall be formed upon the presence of at least 5 (five) Shareholders holding together at least 40% (forty percent) of the voting rights, within half an hour from the time set for its beginning.

[c]	No discussion is to be opened in a General Meeting, unless a quorum is present within half an hour from the time set for its beginning. If within half an hour from the time set for the beginning of the General Meeting a quorum is not present, the Meeting shall stand adjourned for one week, to the same day, hour and place, or any later date, if such date was indicated in the invitation for the Meeting or the notice of the Meeting (hereinafter: “the Adjourned Meeting”).

[d]	If the quorum set forth in Article 16(b) above is not present at the Adjourned Meeting within half an hour from the time set for the Meeting, the Adjourned Meeting shall be held with any number of participants.

[e]	Notwithstanding the aforesaid in Article 16(d) above, if the General Meeting was convened on demand of Shareholders, as provided in Article 14(a)(2) above, or in accordance with Section 64 of the Law, the Adjourned Meeting shall be held only in attendance of at least such number of Shareholders required for the purpose of convening such Meeting as provided in the Article 14(a)(2) above.

[f]	A General Meeting at which a quorum is present may resolve to adjourn the Meeting, the discussion or the adopting of a resolution in a matter included on the agenda, for another date and place as it shall determine; The Adjourned Meeting may not discuss matters other than those that had been on the agenda of the original Meeting and with respect to which no resolution was adopted.

[g]	If a General Meeting is adjourned as set forth in Article 16(f) above, to a date exceeding twenty one days, notices on the Adjourned Meeting shall be given in the manner provided in Article 15 above.

[h]	If the General Meeting is adjourned without changing its agenda, to a date not later than twenty one days, notices and invitations as to the new date shall be provided, as early as possible, and not later than seventy two hours prior to the General Meeting; Such notices and invitations shall be given in accordance with Sections 67 and 69(a) of the Companies Law, mutatis mutandis.

17. Chairman of the General Meeting

[a]	The Chairman of the Board of Directors shall serve as Chairman of the General Meeting or someone permanently appointed in writing by the Chairman of the Board of Directors for a specific Meeting or permanently.

[b]	If no Chairman is appointed for the Board of Directors or if the Chairman of the Board of Directors is not present and has not appointed a Chairman for the Meeting, the Chairman of the Meeting shall be whomever is appointed by the Meeting from amongst the members of the Board of Directors present, and if no Director is present - whomever the Meeting appoints from amongst the participants of the Meeting.

[c]	In the event that none of the Shareholders is present as stated above, the instrument appointing a proxy shall serve for empowering the Company’s representative as Chairman of the General Meeting, as stated above.

18. Voting at the General Meeting

[a]	Subject to and without derogating from any rights or restrictions applicable at any time to a specific class of Shares forming part of the Company’s Share Capital, each member is entitled to one vote for every Share conferring on the holder thereof the right to vote or for which he serves as proxy for the Shareholder. A Shareholder shall be deemed entitled to attend and vote at the General Meeting, whether in person, or by proxy, or by means of a vote by written proxy, if such Shareholder delivers to the Company an ownership certificate as provided in the Regulations enacted for this purpose, for the effective date as specified in the notice on the convening of the Meeting, in accordance with Article 15(a) above. The provisions of the law, including the Companies Law and the regulations promulgated thereunder shall apply with respect to a voting by means of a written proxy.

[b]	A corporation being a Shareholder of the Company may authorize, by resolution of its managers or another managing entity thereof, any person, as it shall deem appropriate, to be its representative at any General Meeting of the Company. The authorized person as aforesaid shall be entitled to exercise on behalf of the corporation he represents the same voting rights that the corporation itself might have exercised in accordance with the authorization given to it.

[c]	If a Shareholder is a minor, ward, bankrupt or incapacitated, or, in case of a corporation, subject to receivership proceedings or liquidation, he/it may vote via his trustees, receiver, natural or other legal guardian, as the case may be, and such persons are entitled to vote in person or by proxy.

[d]	If two or more members are joint owners of a Share and are present and participate in the vote, then in the vote on any question, only the vote of the senior partner shall be accepted, amongst those present and voting, without regard to the other registered joint owners of the Share. For this purpose, the senior partner shall be deemed to be the person named first in the Shareholders’ Register, from amongst those present and voting.

[e]	A Shareholder may appoint a proxy to vote in his place, who need not be a Shareholder in the Company. The appointment of a representative or proxy to attend and vote at the Meeting in the name of the Shareholder shall be in writing, under the hand of the Shareholder or of his attorney duly authorized in writing, or, if the appointer is a corporation, the document must bear binding signatures in accordance with the articles of association of such corporation. If the appointer is a corporation, a certification of an attorney shall be attached to the power of attorney according to which the power of attorney has been signed in accordance with the articles of association of such corporation.

[f]	A vote in accordance with the terms of the power of attorney shall be valid, even if the appointer already died or was declared bankrupt or legally incapacitated or canceled the instrument of appointment or transfered the share by virtue of which it was given, or, if a corporation, a liquidator or receiver was appointed for it, unless prior thereto a notification in writing of the change as above was received at the Office at least one day prior to the Meeting, or at the location of the Meeting prior to the time set for the beginning of the Meeting.

[g]	The instrument appointing a proxy and the power of attorney or other certificate (if any) or a copy thereof certified by a notary or attorney, shall be deposited at the place designated by the Board of Directors for depositing the ownership approval not less than forty eight hours before the time set for the General Meeting.

[h]	A Shareholder who holds more than one Share may appoint more than one proxy, subject to the following provisions:

[1]	The instrument of appointment shall state the class of Shares in respect of which it is being given and their number;

[2]	Where the overall number of Shares of any particular class stated in the instruments of appointment given by a Shareholder exceeds the number of shares of that class held by such Shareholder, all the instruments of appointment given by that Shareholder for any surplus Shares shall be void, without prejudicing the validity of the vote for the Shares held by such Shareholder;

[3]	Where a proxy is appointed by the Shareholder and the instrument of appointment does not specify the number and class of the Shares which respect to which it has been given, the instrument of appointment shall be deemed to be given with respect to all the Shares on the date of depositing the instrument of appointment with the Company or delivery to the Chairman of the Meeting, as the case may be. Where an instrument of appointment was given in respect of a number of Shares which is lower than the number of Shares held by the Shareholder’s, the Shareholder shall be regarded as having abstained from being present at the voting in respect of the balance of his Shares and the instrument of appointment shall only be valid for the number of shares stated therein.

[i]	Every instrument appointing a proxy (whether for a meeting which shall be specially indicated or otherwise), shall be in the following form or a substantially similar form to the extent allowed by the circumstances:

I, ________ of __________ a Shareholder in the Company and entitled to ____ votes, hereby appoint _______ of _________, or in his/her/its absence, ________ of _________, to vote for me and on my behalf in the (Annual/ Special/ Adjourned, as the case may be) General Meeting of the Company which will be held on the ____ day of the month of ________ year ________, and in any adjourned meeting of this meeting.

In witness whereof, I have set my hand hereunto on this _________ day of the month of __________ year _____.

19. Resolutions at the General Meeting

[a]	Every resolution put to the vote at a General Meeting shall be decided by count of votes.

[b]	Resolutions at General Meetings, including a resolution in the matter of a merger, shall be adopted by Simple Majority.

[c]	A declaration by the Chairman of the General Meeting that a resolution at the General Meeting has been carried, either unanimously, or carried by a particular majority, or rejected, shall constitute prima facie evidence of the matters recorded therein.

THE BOARD OF DIRECTORS

20. Directors and their Appointment

[a]	The number of Directors of the Company shall be determined from time to time by the General Meeting, provided the number of members of the Board of Directors (excluding the external directors) shall not be less than three or more than twelve.

[b]	The Directors of the Company shall be appointed or re-appointed by Ordinary Resolution at the Annual Meeting (other than external directors, if any) following the expiration of the term of office of the directors of that class of directors will be for a term of office that expires on the third annual general meeting following such election or re-election, such that from the annual general meeting of 2021 and thereafter, each year the term of office of only one class of directors will expire, unless their office is vacated pursuant to any law or as stipulated in these Articles.

This Section 20[b] shall not be amended unless an affirmative vote of 65% of the voting power represented at a general meeting of shareholders and voting thereon has been obtained, provided that such majority constitutes more than 33.33% of the Company’s total issued and outstanding share capital at the record date for such general meeting.

[c]	The Company shall appoint as Directors only such persons who are qualified to be appointed as Directors under any law, including the Companies Law and the regulations promulgated thereunder

[d]	Subject to the provisions of any law, no Director shall be disqualified due to his office as a Director, from occupying any other office or profitable position in the Company or in any other company, in which the Company shall be a Shareholder or shall have another interest therein, or from executing a contract with the Company as seller, buyer or otherwise, nor shall any such contract or any contract or agreement made by or on behalf of the Company, in which any Director shall have any interest be appealed, nor shall such Director be required to report to the Company on any profit derived from any such office or profitable position, or realized from any such contract or agreement, for the sole reason of such Director occupying such office or due to fiduciary relations created as a result thereof and provided the Director complies with the provisions of the law referring to the personal interest of the Director.

[e]	A corporation shall be qualified to serve as a Director. A corporation serving as a Director in the Company may appoint an individual who is qualified to be appointed as a Director in the Company, to serve on its behalf, and may replace such Director, all subject to the duties owed by the corporation to the Company. The name of the individual serving on behalf of the corporation shall be entered in the Directors' register of the Company, as someone serving in the name of such corporation. The duties applicable to the Director shall apply, jointly and severally, to the individual serving in the name of such corporation and to the corporation.

[f]	A Director who has ceased to serve in such office will be eligible for re-appointment.

[g]	If the office of the Director is vacated for any reason whatsoever, the serving Directors may add a Director in his place and such Director shall serve until the end of the term for which his predecessor was supposed to serve, but for the vacating of that office. For as long as the number of Directors does not exceed their maximum number, the Directors may add additional Directors up to the permitted maximum number and such addition shall remain in effect until the next General Meeting in which Directors are appointed.

[h]	The Company may approve the appointment of a Director in such manner that the commencement of service of the Director is later than the date of his appointment.

[i]	The provisions of the law shall apply with respect to the appointment of external directors and to the manner in which they are appointed, including the provisions of the Companies Law and the regulations promulgated thereunder.

[j]	A Director may appoint an alternate director, all subject to the provisions of Section 237 of the Law. The provisions of the Law and these Articles applicable to a Director in the Company shall apply to the alternate director and his office shall terminate upon the occurrence of the events stipulated in the law or these Articles for which the office of the appointing Director be terminated.

[k]	The office of a member of the Board of Directors, other than an external director, shall be vacated, ipso facto, upon the occurrence of any of the events stipulated in Section 228(a) of the Law, as well as upon occurrence of any of the following events:

[1]	Upon his death.

[2]	If he became legally incompetent.

[3]	Without derogating from the foregoing, the General Meeting may, by Ordinary Resolution, dismiss a Director, even if such Director was not appointed by the General Meeting, if the General Meeting resolves that such Director acted contrary to the Company's best interests or in breach of fiduciary duty towards the Company, and in such case the provisions of Section 230(a) of the Law, concerning the opportunity provided to the Director to present his position to the General Meeting, shall apply.

21. Remuneration of Directors

[a]	The Directors shall not receive any remuneration from the Company’s funds, unless otherwise resolved by the Company. A Director shall be entitled to reimbursement for his reasonable expenses for travel and other expenses in connection with his participation in the Board of Directors’ Meetings and for discharge of his duties as member of the Board of Directors.

[b]	The Company may pay fees to a Director who rendered special services or invested special efforts for any of the Company’s objects, in an amount to be determined by the Company and such fees shall be in addition to, or in lieu of, the fixed remuneration, if any.

[c]	The external directors shall be entitled to remuneration and reimbursement for their expenses as provided in the law. Without derogating from the above, the granting of an exemption, undertaking for indemnification or insurance shall not be deemed as consideration under the provisions of the Law and these Articles as set forth in Article 31 below.

22. Powers of the Board of Directors

[a]	Without derogating from the powers of the Board of Directors, conferred thereto in accordance with these Articles, the Board of Directors shall direct the Company’s policy and shall supervise performance of the General Manager’s functions and acts, including:

[1]	Determine the Company’s action plans, principles for financing them and the priorities between them;

[2]	Examine the Company’s financial condition and determine the credit facilities which the Company may receive;

[3]	Determine the organizational structure and the remuneration policy;

[4]	May resolve on the issuance of series of debentures;

[5]	Be responsible for drawing up the financial statements and for their ratification;

[6]	Appoint and remove the General Manager;

[7]	Decide on acts and transactions which require its approval pursuant to the provisions of Sections 255 and 268 to 275 of the Companies Law;

[8]	May allocate Shares and securities convertible to Shares up to the maximum value of the registered capital of the Company, as set forth in Article 6(g) above;

[9]	May resolve on a distribution of a dividend and purchase of Company Shares by the Company as set forth in Article 33 below;

[10]	Shall present its opinion on a special tender offer as provided in Section 329 of the Companies Law;

[b]	The powers of the Board of Directors under Articles 22(a)(1) to 22(a)(10) above may not be delegated to the General Manager, except as provided in Section 288(b)(2) of the Companies Law.

[c]	Without derogating from the powers conferred upon the Board of Directors under any law or theses Articles, the following additional powers are conferred upon the Board of Directors:

[1]	To appoint a person, individuals, or a corporation for the purpose of receiving and holding, in trust for the Company, any assets belonging to the Company or in which the Company is interested, or for any other purpose, and to do all such acts and things necessary for any such trust and see to the payments of the fees of such trustee or trustees;

[2]	To open, conduct, defend, compromise or relinquish any legal proceedings on behalf of or against the Company or against any of its officers, or otherwise related to the Company’s affairs and to settle and extend the time for payment or discharge of any debts owing by or to the Company, or any claims or demands by or against the Company;

[3]	To refer to arbitration any claim or demand of the Company or against it;

[4]	To appoint and, at its discretion, remove or suspend any General Manager, Officeholder, employee or appointee, whether employed on a permanent or provisional basis or for special services, as the Board of Directors may deem fit from time to time, and to define their responsibilities and duties and determine their fees and salaries and demand securities, for such cases and in such amounts as the Board of Directors may deem fit.

[5]	The Board of Directors may authorize the General Manager, either permanently or on a one-time basis, to appoint Officeholders and other employees, define their responsibilities and duties and determine their salaries and the terms of their employment.

[6]	At any time and from time to time, empower by means of a power of attorney any person to serve as the Company’s attorney, for such objects and with such powers, authority and discretions (which shall not exceed such powers and discretions conferred upon or exercisable by the Board of Directors under these Articles) for such period and subject to such terms, as the Board of Directors may deem fit from time to time and any such appointment may be given, if the Board of Directors deems it fit, to any local board of directors to be established or any members thereof, or to any company or its members, its board of directors, appointees or the managers of any company or firm or anyone designated by any such appointed company or firm or otherwise to any appointed association, whether appointed directly or indirectly, by the Board of Directors.

[7]	The Board of Directors may appoint on behalf of the Company, an attorney or attorneys in Israel or outside of Israel, to represent the Company before any court, arbitrator, legal and quasi-legal tribunals, governmental, municipal or other bodies or ministries in Israel or outside of Israel, and to empower each such attorneys such powers as the Board of Directors may deem appropriate, including the authority to delegate any or all of such authorities to another or to others.

The Board of Directors may delegate such powers to the General Manager, either permanently or on a one-time basis.

[8]	The Board of Directors may, at any time, at its discretion, borrow or secure the payment of any sum or sums of money, in such manner, at such times and upon such terms and conditions as it deems fit, and in particular by the issuance of debentures, or series of debentures, either secured or not, or subject to any mortgages, charges or other securities on the whole or any part of the property or business of the Company, both present and future, including its uncalled or called but unpaid Share Capital for the time being.

23. Chairman of the Board of Directors

[a]	The Board of Directors shall elect one of its members to be the Chairman of the Board of Directors.

[b]	The Chairman of the Board of Directors shall be elected by the members of the Board of Directors at the first Meeting after the Annual Meeting, or the Board of Directors’ Meeting that appointed him to serve as Director and shall serve as Chairman of the Board of Directors, unless otherwise resolved by the Board of Directors or until the termination of his office as Director.

24. Convening Meetings of the Board of Directors

[a]	The Board of Directors shall convene for Meetings as per Company needs, and at least once every three months.

[b]	The Chairman of the Board of Directors may convene the Board of Directors at any time and at the request of each of the following:

[1] Two Directors, and if the Board of Directors comprises up to five Directors - one Director;

[2] One Director - if the provisions of Section 257 of the Companies Law are met;

[c]	Without derogating from the above, the Chairman of the Board of Directors shall convene the Board of Directors if a notice or a report of the General Manager under Section 122(d) of the Companies Law, or the report of the Independent Accountant-Auditor under Section 169 of the Companies Law, require an act of the Board of Directors.

[d]	If the Board of Directors’ Meeting is not convened within 14 days after the date of the request as set forth in Article 24(b) above, or from the date of the report of the General Manager or of the Independent Accountant-Auditor under Article 24(c) above, then any of the persons set forth in the above stated Articles may convene the Board of Directors’ Meeting for such purpose.

[e]	Notice of a Board of Directors’ Meeting shall be delivered to all members of the Board of Directors a reasonable time prior to the date of the Meeting.

[f]	The notice shall be delivered to the address of the Director as supplied by him in advance to the Company and state the date and place of the Meeting as well as a reasonable itemization of all matters on the agenda.

[g]	Notwithstanding that stated in Article 24(b) above, the Board of Directors may, with the consent of all of the directors, convene a Meeting without notice.

25. Board of Directors’ Meetings and their Proceedings

[a]	The Chairman of the Board of Directors shall determine the agenda of the Board of Directors’ Meetings, that will include matters determined by the Chairman, matters determined as stated in Articles 24(b) and 24(c) above and any matters which a Director or the General Manager had asked, a reasonable time prior to the convening of the Meeting, the Chairman of the Board of Directors to include in the agenda.

[b]	The Chairman of the Board of Directors shall conduct the Meetings of Board of Directors. If the Chairman of the Board of Directors is absent from a Meeting, the Board of Directors shall elect one of its members to chair the Meeting and sign the minutes of the Meeting.

[c]	The Board of Directors may hold meetings by the use of any means of communication, provided, that all the Directors participating in the meeting can hear each other simultaneously.

[d]	The Board of Directors may pass resolutions without actually convening, provided all the Directors entitled to participate in the discussion and vote on the matter put to vote, have agreed not to convene for discussion of such matter.

[e]	If resolutions are adopted as stated in Article 25(d) above, the minutes of these resolutions shall be drafted, including of the resolution not to convene and shall be signed by the Chairman of the Board of Directors.

[f]	The Chairman of the Board of Directors shall be responsible for the execution of such directives.

[g]	The quorum for the opening of a Meeting of the Board of Directors shall be the majority of members of the Board of Directors.

[h]	Any Board of Directors’ Meeting, at which a quorum is present, may exercise all the powers, powers of attorney and discretions vested at such time in the Board of Directors, or which are generally exercised by it.

26. Voting at the Board of Directors

[a]	Each Director shall have one vote in voting held at the Board of Directors.

[b]	Resolutions at Meetings of the Board of Directors shall be adopted by Simple Majority; the Chairman of the Board of Directors shall have no additional vote.

[c]	A Director, in such capacity, shall not be party to any voting agreement and such agreement shall be deemed a breach of the Director’s fiduciary duties.

[d]	Minutes of a meeting approved and signed by the Director who served as head of the meeting, shall serve as prima facie proof of their content.

27. Committees of the Board of Directors

[a]	The Board of Directors may form Board Committees. At Board Committees to which the Board of Directors has delegated his powers, no members shall serve other than members of the Board of Directors. Any Board Committee formed for the sole purpose of advising or recommending to the Board of Directors, may include members who are not also members of the Board of Directors (hereinafter: "Board Committee”).

[b]	A Resolution that was adopted, or an act performed at a Board Committee, by virtue of a delegation of powers by the Board of Directors, shall be deemed a resolution adopted or an act performed by the Board of Directors.

[c]	A Board Committee shall report to the Board of Directors, on an ongoing basis, on its resolutions or recommendations.

[d]	Articles 24 to 26 shall apply, mutatis mutandis, to the convening of the meetings of Board Committees and their proceedings.

[e]	The Company’s Board of Directors may not delegate to a Board Committee any of its powers in any of the following subjects:

[1]	Determining the Company’s general policy;

[2]	Any distribution, as such term is defined in Section 1 of the Companies Law, unless it involves a purchase of the Company’s Shares in accordance with the framework which has been formulated in advance by the Board of Directors;

[3]	The determining of the Board of Directors’ position in a matter requiring approval of the General Meeting or the providing of an opinion as provided in Section 329 of the Companies Law;

[4]	An issue or allocation of Shares or securities which are convertible into Shares or which may exercised for Shares, or of a series of debentures, except as set forth in Section 288(b) of the Companies Law:

[5]	Approval of the financial statements;

[6]	Approval of acts and transactions which require the approval of the Board of Directors pursuant to the provisions of Sections 255 and 268 to 275 of the Companies Law.

The Board of Directors may form committees for any of the subjects detailed in this Article above for the sake of recommendation only.

[f]	The Board of Directors may cancel a Board Committee appointed by it; however, nothing in the aforesaid cancellation shall serve to impair the validity of a resolution of the Board Committee on which the Company acted, in respect of any other person, who was not aware of its cancellation.

28. Audit Committee, Compensation Committee and Financial Statements Examining Committee

[a]	The Company’s Board of Directors shall appoint from among its members an Audit Committee, a Compensation Committee and a Committee in charge of Examining the Financial Statements, all as provided in the Companies Law and the relevant regulations promulgated thereunder. These committees shall have such powers and duties as provided in the Companies Law and the regulations promulgated thereunder and the provisions of Article 27 above shall apply to them, mutatis mutandis.

[b]	Canceled.

[c]	Canceled.

[d]	Canceled.

[e]	Canceled.

29. General Manager

[a]	The Board of Directors may from time to time appoint one or more individuals, whether or not a Director, as the General Manager or General Managers of the Company, either for a fixed period of time or without limitation of time, and may from time to time, taking into account the provisions of any contract between him/them and the Company, release him/them from such office and appoint another/others in his/their stead. The General Manager is not required to be a Director or Shareholder in the Company.

[b]	The General Manager shall be responsible for the day-to-day management of the affairs of the Company within the framework of the policies determined by the Board of Directors and subject to its directives and shall be under the supervision of the Board of Directors; the General Manager shall have full managerial and operational powers which have been vested in him by the Companies Law or in these Articles, all the managerial and operational powers which have not been vested by the Companies Law or by these Articles in another organ of the Company, as well as any powers conferred upon the General manger by the Board of Directors.

[c]	The General Manager shall submit reports to the Board of Directors on the Company’s ongoing activities on such dates and scope as to be determined by the Board of Directors. The Chairman of the Board of Directors is entitled, at his initiative or pursuant to a resolution of the Board of Directors, to require reports from the General Manager in matters pertaining to the business affairs of the Company.

[d]	The fees of the General Manager and the conditions of his position shall be determined from time to time, taking into consideration the provisions of any contract between him and the Company and subject to the provisions of the Companies Law, by the Board of Directors, and it may be paid by way of a salary or commission, as percentage of the dividends, profits or the Company’s financial turnover, or by participation in such profits, or in one or more of the aforementioned methods, and where the Law requires the approval of the General Meeting regarding a contract with an Officeholder, the contract shall be subject to such approval.

[e]	Subject to the provisions of any law, including Section 92 of the Companies Law, the Board of Directors may delegate from time to time to the General Manager for the time being such powers vested in the Board of Directors under these Articles, as it may deem appropriate and may grant such powers to be exercised for such purposes and needs and for such periods and under such conditions and restrictions, as it may deem fit, and may also delegate such powers either concurrently with the powers of the Board of Directors, or instead of all or part of such powers, and may from time to time cancel, modify or change any or all such powers.

[f]	The General Manager may, with the Board of Directors’ approval, delegate some of his powers to another person who is subordinate to him.

[g]	Canceled.

30. Officeholders of the Company

The Board of Directors may from time to time appoint and dismiss, and subject to the provisions of any law and as provided in Article 22(c)(5) above, authorize the General Manager, either permanently or on a one-time basis, to appoint Officeholders and other employees, define their responsibilities and duties and determine their salaries and the terms of their employment.

31. Liability, Insurance, Indemnification and Exemption

[a]	Subject to the provisions of the Companies Law, the Company may enter into an insurance contract for covering the liability of an Officeholder thereof due to a liability to be imposed on him due to an act performed by him in his capacity as an Officeholder thereof, in any of the following cases:

[1]	Breach of the duty of care towards the Company or towards another person;

[2]	Breach of a fiduciary duty towards the Company, provided that the Officeholder acted in good faith and had a reasonable basis to believe that the act would not prejudice the Company’s best interests;

[3]	A financial liability imposed on him in favor of another person;

[4]	Any other insurable action in accordance with the Companies Law;

[5]	Expenses incurred by an Officeholder which are relating to an Administrative Enforcement Proceeding conducted with respect to him, including reasonable litigation expenses and attorney's fees;

In this regard, "Administrative Enforcement Proceeding"- procedure in accordance with Chapter 8-C, 8-D or 9-A to the Securities Law.

[6]	Payments to the party injured by the violation, in accordance with Section 52(BBB)(a)1(a) to the Securities Law ("Payment to the Party Injured by the Violation").

[b]	Subject to the provisions of the Law, the Company may indemnify any of its Officeholders due to any liability or expense, as set forth below, imposed on him or incurred by him, as a result of an act which he performed by virtue of his being an Officeholder of the Company:

[1]	A financial liability imposed on him in favor of another person by a court judgment, including a settlement judgment or an arbitrator's award approved by a court;

[2]	Reasonable litigation expenses, including attorneys' fees, incurred by the Officeholder as a result of an investigation or proceedings instituted against such Officeholder by a competent authority, which investigation or proceedings have ended without the filing of an indictment against him and without the imposition of financial liability in lieu of criminal proceedings, or have ended without the filing of an indictment against him but with the imposition of a financial liability in lieu of criminal proceedings for an offense that does not require proof of criminal intent (mens rea).

[3]	Reasonable litigation expenses, including attorneys' fees, expended by an Officeholder or charged to him by a court, in a proceeding filed against him by the Company or on its behalf or by another person, or in a criminal charge from which he was acquitted, or in a criminal charge of which he was convicted of an offense which does not require proof of criminal intent (mens rea).

[4]	Indemnification as aforesaid may be made by means of an undertaking in advance to indemnify, as set forth in subsection [1] above, provided such advance indemnification undertaking shall be limited to events which, in the opinion of the Board of Directors, are foreseeable in light of the Company's actual operations at the time the indemnification undertaking is made, and to an amount or criteria which the Board of Directors deems reasonable under the circumstances of the matter and that the indemnification undertaking will specify the events foreseeable, in the opinion of the Board of Directors, in light of the Company's actual activities at the time of proving the undertaking, and the amount or criteria determined by the Board of Directors as reasonable in the circumstances as well as with respect to the events set forth in subsections [2] and [3] above or by means of retroactive indemnification, all as provided in Section 260(b) of the Law.

[5]	Expenses incurred by an Officeholder in relation to an Administrative Enforcement Proceeding conducted with regard to him, including reasonable litigation expenses and including attorneys' fees;

[6]	Payment to the Party Injured by the Violation;

[7]	Liability or expense otherwise permitted for indemnification by Companies Law.

[c]	The provisions hereof are not and shall not serve to restrict the Company, in any way, with regards to its entering into an insurance contract and/or indemnification:

[1]	In connection with persons who are not Officeholders of the Company, including employees, contractors or consultants of the Company who are not Officeholders of the Company;

[2]	In connection with the Officeholders of the Company - to the extent that such insurance and/or indemnification are not specifically prohibited under any law.

[d]	Subject to the provisions of the Law, the Company may exempt an Officeholder of the Company, in advance, of his liability, in whole or in part, due to damage which it incurs as a result of the breach of the duty of care towards the Company.

[e]	Notwithstanding that stated in subsection [d] above, the Company may not exempt a Director in advance for liability towards the Company due to breach of the duty of care in the course of a distribution.

32. Internal Auditor and Independent Accountant-Auditor

[a]

[1]	The Company’s Board of Directors shall appoint an Internal Auditor to the Company, on recommendation of the Audit Committee.

[2]	The Chairman of the Board of Directors shall be in charge, in terms of the organizational structure, of the Internal Auditor.

[3]	The Internal Auditor shall submit his proposal for an annual or periodical work program for approval of the Audit Committee and the Audit Committee shall approve it with such amendments as it shall deem fit, and in the absence of an Audit Committee, for approval of the Board of Directors.

[4]	The Internal Auditor shall submit a report on his findings to the Chairman of the Board of Directors, the General Manager and the chairman of the Audit Committee; a report in accordance with Section 150 of the Companies Law shall be delivered by the Internal Auditor to the entity that had commissioned from him the preparation of the audit.

[5]	The office of the Internal Auditor shall not be terminated, other than in accordance with the provisions of Section 153 of the Companies Law.

[b]

[1]	The appointment of the Independent Accountant-Auditor, the termination of his services and his compensation shall be according to these Articles and subject to the Companies Law. The Independent Accountant-Auditor's assignments, authorities, and duties shall be according to the Companies Law.

[2]	The General Meeting shall appoint an Independent Auditor for the Company. The Independent Auditor shall serve in this position until the end of the next Annual Meeting at which he was appointed, unless he was appointed for a longer period, as stated below. The General Meeting may determine, in its decision to appoint the Independent Accountant-Auditor that the term of his office shall be longer than one year, all subject to the provisions of Section 154(b) of the Companies Law.

[3]	The Company may appoint several Independent Accountant-Auditors to jointly execute the auditing activities.

[4]	The fees of the Independent Accountant-Auditor for the auditing activities shall be determined by the General Meeting that appointed him or by the Board of Directors if the General Meeting has not determined such fees or if the General Meeting empowered the Board of Directors to determine such fees. The Company’s Board of Directors shall determine the fees of the Independent Accountant-Auditor for additional services to the Company, which are not auditing activities. The Board of Directors shall report to the Annual General Meeting on the terms of engagement with the Independent Accountant-Auditor for such additional services, including payments and obligations of the Company towards the Independent Accountant-Auditor.

33. Distribution, Distribution of Dividends and Bonus Shares

[a]	Distribution, distribution of dividends and allocation of bonus shares shall be made in accordance with the provisions of the Law and subject to the following provisions of these Articles:

[1]	A resolution on a distribution, distribution of dividends and allocation of bonus shares shall be adopted by the Company’s Board of Directors.

[2]	A distribution of a dividend to the Company’s Shareholders shall be made to all the Shareholders of the Company pro rata to the nominal value of each Share, unless these Articles, including any amendments thereto, expressly provide such rules in the matter of priority in the entitlement of any particular Shares’ class to receive a dividend.

[3]	The Board of Directors may deduct from any dividends or other beneficial interests, such sums of money payable by the Shareholder to the Company on account of Share for which the dividend is paid or other beneficial interests are granted, in respect of such Share, whether the time for payment thereof has arrived or not.

[b]	The Company may issue redeemable securities, all subject to the provisions of Section 312 of the Law and as shall be determined in the terms of issue of such redeemable securities. The Board of Directors is vested with the authority to provide for the issuance of redeemable securities.

[c]	Considering the provisions of Article 8(f) above, the Board of Directors may, as it shall deem advisable and appropriate, appoint trustees or nominees on behalf of the holders of bearer share certificates, who for such period, as determined by the Board of Directors, refrained from contacting the Company for the purpose of receiving dividends, Shares or other beneficial interests of any kind and also on behalf of such holders of the registered shares who did not provide the Company notice of change of their address and who refrained from contacting the Company for the purpose of receiving dividends, Shares or other beneficial interests during the aforesaid period. Such nominees and trustees shall be appointed for the purpose of exercising, collecting or receiving dividends, shares or other interests as aforesaid, to sign un-issued shares offered to the Shareholders, but such nominees or trustees may not transfer or assign the Shares for which they were appointed or vote thereat or transfer or assign rights held by them. The Company shall stipulate in the terms and conditions of the trust or nominees' appointment, that upon the first demand of the holder of the Share for which the trustees and nominees were appointed, such trustees and nominees shall be obligated to return said Share to its holder or to whomever the Company so directs as well as all such rights held by them for the Shareholder, as the case may be. Any act and arrangement made by these nominees or trustees and any agreement between the Board of Directors and such nominees or trustees shall be binding and effective on all parties concerned.

[d]	Considering the provisions of Article 8(f) above, the Board of Directors may from time to time determine the manner in which dividends are paid or bonus shares are distributed and all the other rights and arrangements associated therewith both to the holders of registered shares or bearer shares. Without derogating from the generality of the aforesaid, the Board of Directors may pay any dividends or other monies for the Shares by sending a check by post addressed to such Shareholder at his registered address as appearing in the Company’s Shareholders’ Register.

34. Calls for Payment

[a]	The Board of Directors may from time to time, at its discretion or subject to the terms on which the Shares were allocated, if any, make such calls upon Shareholders in respect of any sums unpaid in respect of Shares held by such Shareholders, as it may deem appropriate, provided that notice of any call shall be given to the applicable Shareholder no less than fourteen days prior to the time of payment, and any Shareholder shall be required to pay the amount called on the dates and at the places determined by the Board of Directors.

[b]	Joint holders of a Share shall be jointly and severally liable to pay all calls for payment and installments in respect of such Share.

[c]	If a call or installment payable in respect of a Share is not paid, the Shareholder or the person to whom such Share was allocated, shall be liable to pay such linkage differentials and interest on the call or installment as the Board of Directors shall determine, from the date on which payment was due until the day on which it is actually paid, but the Board of Directors may forego the payment of such linkage differentials or interest, in whole or in part.

[d]	Any amount that, according to the conditions of issuance of a Share, must be paid at the time of issuance or at a fixed date, whether on account of the nominal value of the Share or for premium, shall be deemed for the purposes of these Articles to be a call for payment that was duly made and the payment date of which is the due date for payment, and in the event of non-payment all the provisions of these Articles concerning payment of linkage differentials and interest, forfeiture etc. and any other provisions of these Articles related thereto shall apply, as if a proper call for its payment has been made.

[e]	The Board of Directors, if it shall deem fit, may receive from a Shareholder wishing to pay, all monies payable on account of his Shares, or part thereof, in addition to such payments actually called, and may pay him interest and linkage differentials on the amounts paid in advance or on such part thereof exceeding the amount called at that time on account of the Shares with respect to which such advance payment was made, in the amount agreed upon by the Board of Directors and the Shareholder, and this in addition to the payable dividend, if any, on such paid portion of the Share with respect to which the advance payment was made.

35. Forfeiture of Shares

[a]	If the Shareholder (hereinafter in this Article: “the Debtor”) does not pay such call or any part thereof, in accordance with the provisions of Article 34 above, the Board of Directors may, at any time thereafter, forfeit any Share with respect to which notice was given to the Debtor on such call.

[b]	Subject to the provisions of any law, the forfeiture of a Share shall cause, at the time of forfeiture, the cancellation of all rights in the Company and any claim or demand against it with respect to that Share.

[c]	A forfeiture of a Share shall include all dividends in respect of that Share not paid before the forfeiture, even if declared.

[d]	The Board of Directors may sell, re-allocate or otherwise disposed of any Share forfeited as the Board of Directors resolves, with or without any amount paid or deemed paid on account of the Share. Shares that were forfeited and have not yet been sold shall become treasury shares, as such term is defined in Section 308 of the Companies Law.

[e]	If the proceeds received for sale of the forfeited Shares exceed the amount committed by the Debtor, the Debtor shall be entitled to restitution of the partial proceeds given for such Shares, if any, provided that the proceeds remaining with the Company shall not be less than full consideration committed to by the Debtor, plus the sales expenses.

[f]	The Board of Directors may at any time collect the forfeited monies or any part thereof as it shall deem appropriate but shall not be obligated to do so.

36. Shareholders’ Register

[a]	The Company shall keep a Shareholders’ Register and record in it the following information:

[1]	The name, identity number and address of every Shareholder, all as provided to the Company;

[2]	The number and class of Shares held by each Shareholder, stating their nominal value, and in the event that a certain amount has not yet been paid on account of the consideration determined for such Share - the amount not yet paid;

[3]	The date of allocation of the Shares or the dates of their transfer to the Shareholder, as the case may be;

[4]	Should the Shares have serial numbers, the Company shall note, opposite to the name of each Shareholder, the respective numbers of the Shares registered in such Shareholder’s name;

[b]	If the Company has treasury Shares as provided in Section 308 of the Companies Law, the Register shall also specify their numbers and the date on which they became treasury Shares, all as known to the Company.

For non-voting Shares in accordance with Section 309(b) or Section 333(b) of the Companies Law - also their numbers and the date on which they became non-voting Shares, all as known to the Company.

[c]	If the Company maintains an additional Shareholders’ Register, as set forth in Article 37 below, it shall indicate the number of shares registered in the additional Shareholders' Register and their numbers, if the Shares are marked with serial numbers.

[d]	The Company shall change the Shares' ownership records in the Shareholders’ Register, as set forth in Article 36(a), in any of the following events:

[1]	The Company receives a deed of transfer for the Share, signed by the Transferor and the Transferee and the conditions stipulated in these Articles for such transfer have been complied with;

[2]	An order of the court to amend the Registration is delivered to the Company;

[3]	It is proved to the Company that the provisions of the law regarding the assignment of the right are met;

[4]	Another condition which, under these Articles, is sufficient for recording a change in the Shareholders’ Register is met.
[e]	The Company may close the Shareholders’ Register for a reasonable period to be determined by the Board of Directors, provided that such period shall not exceed 30 days each year. The Company shall publish a prior notice on the closing of the Shareholders’ Register at least 7 days in advance.

37. Register of Substantial Shareholders and Additional Shareholders’ Register Outside of Israel

[a]	The Company shall keep in the Register of Substantial Shareholders the reports received by the Company under the Securities Law concerning the holdings of the Substantial Shareholders in the Company’s Shares.

[b]	The Company may maintain an additional Shareholders’ Register outside of Israel and the provisions of Section 138 of the Companies Law shall apply in this matter.

38. Seal, Stamp and Signatory Rights

[a]	The Company may have one or more rubber stamps for affixing on documents, and the Board of Directors shall provide for the safe custody of any such rubber stamp;

[b]	The Board of Directors may authorize any person to act or sign on behalf of the Company, and the acts and signature of such person on behalf of the Company shall bind the Company, insofar as such person acted and signed within his powers;

[c]	The Board of Directors may use and hold a seal for use outside of Israel and direct the manner of use thereof.

39. Accounts

The Board of Directors shall be responsible for the Company’s bookkeeping and for publication of financial statements as provided is Sections 171 to 175 of the Companies Law and the provisions of any other law applicable to the Company.

40. Donations

The Company may donate reasonable amounts for a worthy purpose, even if such donation is not within the framework of the Company’s business considerations. The Board of Directors of the Company shall be in charge of execution of this Article.

41. The Keeping of Minutes

The Company will draw up minutes of the proceedings at the General Meetings, class meetings, Board of Directors’ Meetings and meetings of Board Committees and keep such minutes in its Registered Office or in another address in Israel of which the Company provides notice to the Registrar, for a period of seven years after the date of the meeting.

42. Notices

[a]	Subject to the provisions of Article 15 above, any notices or other documents that need to be served upon any Shareholder, may be delivered by the Company to the Shareholder either personally or by sending the notice in a prepaid registered letter addressed to such Shareholder at his address as registered in the Shareholders’ Register, or by giving notice to the Shareholders or holders of others rights of any type by means of publishing the notice in two daily Hebrew newspapers published in Israel having a reasonable circulation, and in case of such publication, it shall be deemed to replace the personal delivery or delivery by post.

[b]	Any notice required to be given to the Shareholders shall, with respect to any Shares held by two persons or more jointly, be given to whichever of such persons is named first in the Shareholder’ Register, and any notice so given shall be sufficient notice to the holders of such Share. Alternatively, such notice shall be given by means of publishing the notice in two daily Hebrew newspapers published in Israel having a reasonable circulation.

[c]	Any Shareholder registered in the Shareholders’ Register in accordance with an address in Israel or abroad, which he has been given to the Company, from time to time, for the purpose of sending notices to the Shareholder, shall be entitled to receive at such address any notices which he is entitled to receive under these Articles, however, except for the above, any Shareholder not registered in the Shareholders’ Register shall not be entitled to receive any notice from the Company.

[d]	The Company may provide notice to such persons having a right to receive any Share as consequence of the death or bankruptcy of a member or his incompetence, and in case of a corporation - to its liquidator or receiver, by sending the notice by prepaid letter to their names to the address (if any) provided for this purpose by such person/s or (if such address is not yet provided) by delivery of the notice in the same manner in which the same might have been given if the death, bankruptcy, incompetence, liquidation or receivership have not occurred.

[e]	Any notice or other document delivered or sent by post, shall be deemed to have been served two business days after it has been delivered at the post office and in proving such service or delivery it shall be sufficient to prove that the letter containing the notice or the document was properly addressed to the address appearing in the Company’s records and delivered at the post office by prepaid letter.

[f]	Subject to the provisions of any law, whenever it is necessary to give a notice specified number of days in advance or notice which is valid for a specific period, the date of delivery shall be counted amongst the number of days or the period.

43. Winding-up, liquidation and dissolution

If the Company be wound up, whether voluntarily or otherwise, the surplus assets shall be distributed subject to the provisions of any law concerning winding-up, liquidation and dissolution, and the special rights attached to the Shares, in the following order of preferences and manner of proportions:

[a]	Return of Share Capital: Pari passu, pro rata to the paid up capital, on the nominal value of the Shares.

[b]	The balance of surplus assets: Pari passu, pro rata to the paid up capital on account of the nominal value of the Shares and for this purpose, any amount not called on the Shares shall be deemed as paid up, but any amount called, was due for payment but not paid prior to the date of commencement of liquidation, shall not be included in the paid up capital for the purpose of such distribution.

A-31

Exhibit B1

EMPLOYMENT AGREEMENT

This Employment Agreement (this “Agreement”) is made and entered into on this 21 day of April, 2020, by and between Therapix Biosciences Ltd., a public company organized under the laws of the State of Israel (the “Company”) and Gilad Bar-Lev, Israeli I.D No. ________residing at ________, Tel-Aviv, Israel (the “Employee”. The Company and Employee shall be sometimes referred to each as a “Party” and collectively as the “Parties”).

WHEREAS,	the Company desires to employ Employee on the terms and conditions set forth herein and Employee desires to be employed by the Company and enter into this Agreement on such terms and conditions;

WHEREAS	the Employee is engaged with the Company as an independent director;

WHEREAS	the Parties wish that the Employee shall be employed in Position (as defined below) in addition to him being as of the date hereof a member of the board of directors of the Company;

NOW, THEREFORE, in consideration of the mutual undertakings of the Parties, it is hereby agreed as follows:

1.	duties and responsibilities

1.1	Commencing as of May 6, 2020 (the “Effective Date”), Employee shall be employed by the Company as a CEO (the “Position”) and shall perform such duties and activities as are customarily performed by a CEO of a company and as shall be assigned to Employee from time to time by the Company's Board of Directors. Employee shall report directly to the Company’s Board of Directors. Subject to Section 1.2 and 5.6 below, it is being understood that nothing herein shall (nor intended to) effect Employee’s terms of office as a Board member, and under his capacity as a Board member he shall continue to be compensated separately, subject to an in accordance with Company’s policies and subject to any applicable law.

1.2	Employee shall devote his working time and best efforts to the business and affairs of the Company and the performance of Employee's duties hereunder and shall not undertake or accept any other employment or paid occupation. Notwithstanding the aforesaid, Employee shall be entitled to continue and to serve as a board member of the Company (and on other companies in a manner that does not conflict or otherwise affect his employment hereunder). For the avoidance of doubt, it is being clarified that the foregoing does not grant the Employee the right to serve as a director, and his term as a director shall be governed by the provisions and rules of any applicable by law.

1.3	Employee shall be employed at the Company's facilities as shall be decided by the Company’s Board. Employee acknowledges and agrees that the performance of Employee's duties may also require travel outside of Israel, at the Company's request and expense. Such expense shall include flight tickets, accommodation, applicable mobile phone expenses and reasonable out-of-pocket expenses in connection with such travel.

1.4	Employee's liability towards the Company shall be that of an office holder under the Companies Law-1999 and any other applicable law.

B1-1

2.	TERM AND TERMINATION

2.1.	This Agreement and the employer-employee relationship created hereunder shall enter into effect as of the Effective Date and shall remain in force and effect unless and until terminated as provided herein.

2.2.	Either Party may terminate this Agreement by providing the other Party with ninety (90) days prior written notice (the “Notice Period”).

2.3.	Notwithstanding anything to the contrary herein, the Company may terminate this Agreement and the employer-employee relationship hereunder at any time, and without derogating from any other remedy to which the Company may be entitled, for Cause (as hereinafter defined), by providing Employee written notice thereof. In such event, this Agreement and the employer-employee relationship hereunder shall be deemed effectively terminated as of the date of delivery of such notice.

The term “Cause” shall mean, but shall not be limited to: (i) a breach by Employee of any of the material terms or conditions of this Agreement, including but not limited to Sections 4 and 5 below; or (ii) Employee's willful misconduct, or action of personal dishonesty, bad faith or breach of trust towards the Company or any of its subsidiaries and/or affiliates; or (iii) the commission by Employee of a criminal offense, or fraud against the Company and/or any of its subsidiaries and/or affiliates; or (iv) circumstances that deny Employee to severance payment under any applicable law and/or under any judicial decision of a competent tribunal authority.

2.4.	During the Notice Period, Employee shall continue working and shall cooperate with the Company and use his best efforts to assist the integration of the person or persons who will assume Employee's responsibilities.

Notwithstanding, the Company shall have the right, at any time during the Notice Period, to terminate the employment relationship immediately, in which case the Company shall pay Employee the Salary due for the remaining period of the Notice Period, and the benefits set forth in Section 3 below.

2.5.	Upon the earlier of (a) the date of termination of the Notice Period; and (b) the date of actual termination of employment for any reason other than for Cause (or in the event of termination for Cause then immediately upon termination of employment), Employee shall return to the Company, at its principal office, any and all Company equipment, property and documents in Employee's possession or control.

2.6.	Any outstanding payment due by Employee to the Company in connection with Employee's employment shall be repaid by Employee by the earlier of (a) the date of termination of the Notice Period or (b) the date of actual termination of employment for any reason other than for Cause (or in the event of termination for Cause then immediately upon termination of employment). Notwithstanding, the Company may set-off any such outstanding amounts due to it against any payment due by the Company to Employee, subject to applicable law.

2.7.	The provisions of Sections 3.2.4 and 8.7 below and the provisions of the Undertaking (as defined below), will remain in full force and effect after termination or expiration of this Agreement.

3.	Salary and benefits

In full consideration for Employee's services hereunder, Employee shall be entitled to the following payments and benefits, effective as of the Effective Date:

3.1	Salary

3.1.1	The Employee shall be entitled to a gross monthly salary of NIS 80,000 (which is approximately US$ 23,000 as of the date of this Agreement) (the “Salary”).

3.1.2	The Salary may be adjusted from time to time according to government directives and other adjustments as may be required by applicable law.

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3.1.3	It is agreed between the Parties that the position that Employee holds within the Company is a management position, which demands a special level of loyalty, and accordingly, the Work Hours and Rest Law (1951) shall not apply to Employee's employment by the Company and this Agreement. Employee further acknowledges that the compensation payable hereunder includes benefits that would otherwise not be due to Employee pursuant to applicable law.

3.1.4	The Salary shall be payable monthly in arrears, in accordance with the Company's usual practice, by the 9th day of the following calendar month.

3.2	Manager's Insurance; Pension Fund

3.2.1	The Company shall insure Employee under an accepted Manager's Insurance Policy (the “Policy”), and shall pay the Employee the following amounts:

3.2.1.1	The sum equal to 8.33% of the Salary on account of severance pay payable to Employee upon severance in accordance with the provisions of this Agreement; and

3.2.1.2	The sum equal to 5% or 6% of the Salary (the “Contributions Sum”), whereby out of said Contributions Sums - an amount equals to 5% or 6% of the Exempted Income (as defined below) shall be paid towards Employee’s pension fund (as required under applicable law and the General Approval referred to below) (the “Company’s Pension Contributions Sum”), subject to the deduction of an amount equal to 5% or 5.5% of the said Exempted Income, to be paid towards the Policy on behalf of and by the Employee (the “Employee’s Pension Contributions Sum”; and together with the Company’s - the “Total Pension Contributions Sums”).

The “Exempted Income” shall mean the “ceiling amount” (‘סכום התקרה’) as stated in Section (e3)(1) of the Income Tax Ordinance [New Version] 5721-1961, as shall be amended from time to time.

For the avoidance of doubt, it is clarified that the excess between the Contributions Sum and the Company’s Pension Contribution Sum, shall be regarded part of the Employee’s Salary, in such manner, which reflects the fact that the over-all costs to the Company ('עלות מעביד כוללת') under this section is not changed in any way simply for deducting Company’s Pension Contribution Sum from the Exempted Income rather than from the Salary.

3.2.1.3	In addition, the Company shall pay an amount equal to up to 2.5% of the Salary towards disability insurance in favor of Employee.

3.2.2	Employee may extend an existing policy or plan and/or incorporate it into the Policy, at Employee's discretion. In the event the Employee elects to be insured under a pension plan, the allocations set forth in Section 3.2.1 above shall be adjusted in accordance with the pension plans policies', provided, however, that in any event payments by the Company shall not exceed the amounts set forth in Section 3.2.1 above. In addition, all contributions and amounts under this Section 3.2 shall not exceed tax exempt amounts pursuant to the Israeli Income Tax Ordinance and the regulations thereunder, whereupon such amounts shall be decreased accordingly.

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3.2.3	During Employee's employment period with the Company, the Company shall be the sole owner of the Policy. Other than as set forth below, in the event of a termination of this Agreement, the Company shall transfer the title in and to the Policy to Employee.

3.2.4	The Company and Employee agree and acknowledge that transfer of ownership of the severance portion of the Policy to the Employee as set forth in Section 3.2.3 above shall be lieu and not in addition to any entitlement of the Employee under any applicable law or this Agreement to severance pay, according to the General Approval of the Minister of Labor and Welfare, regarding Employers’ Payments to Pension Funds and Insurance Policies in Lieu of Severance Pay in Accordance with Section 14 of the Severance Pay Law 1963, attached hereto as Exhibit B (the “General Approval”). Accordingly, the Company hereby waives any rights to said payments made to the Policy, except as set forth in the General Approval.

3.3	Education Fund (Keren Hishtalmut)

The Company shall pay an amount equal to 7.5% of the Salary to an Education Fund (Keren Hishtalmut) designated by the Employee (the “Education Fund”), and shall deduct from the Salary an amount equal to 2.5% of the Salary on behalf of Employee, and shall pay such amounts to the Education Fund.

3.4	Annual Recreation Allowance

Employee shall be entitled to annual recreation allowance (Dmei Havra'a) according to applicable law.

3.5	Vacation

Employee shall be entitled to 20 paid vacation days (business days) per year (the “Vacation Days”) in accordance with the Annual Vacation Law – 1951. Each leave shall be coordinated with the direct manager in advance, with adequate regard to the needs of the Company.

The Employee will make every effort to exercise his Vacation Days; provided however, if the Employee is unable to utilize all the Vacation Days by the end of a calendar year, he shall be entitled to accumulate the unused balance of the Vacation Days standing to his credit up to the maximum amount permitted by law.

Subject to applicable law, accrued vacation days shall not be redeemable by Employee until and subject to termination of employment.

3.6	Sick Leave

Employee shall be entitled to paid sick leave pursuant to applicable law. Payments by the Company of sick leave days in connection with disability payments shall be set-off against payments received by Employee pursuant to Section 3.2 above.

3.7	Expenses.

Transportation Expenses: In addition to the Salary, the Company shall reimburse Employee for travel expenses and petrol in an amount of NIS 2,000 (net) per month. Any payment beyond the said amount will be subject to the Employee’s delivery of invoices (from the first NIS).

Vehicle Maintenance Expenses: As long as the Company does not provide a vehicle to the Employee, Employee shall be entitled to reimbursement for his vehicle maintenance expenses of NIS 2,000 per month (net). Any payment beyond the said amount will be subject to the Employee’s delivery of invoices (from the first NIS).

Out-of-pocket Expenses: The Company shall also reimburse the Employee for reasonable out-of-pocket expenses, provided that such out-of-pocket expenses were approved in advance in writing by the Company. Reimbursement of the out-of-pocket expenses hereunder shall be made against delivery by Employee to the Company of tax receipts or other appropriate supporting documentation satisfactory to the Company.

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3.8	Mobile Phone

Employee shall be entitled to NIS 300 (net) for each month for expenses related to mobile phone usage.

3.9	Annual Bonuses.

At the end of each calendar year, Employee shall be entitled to a bonus, of up to six Salaries, subject to the recognition of the Board of Directors (the "Board") of the successful achievement of Company measurable objectives as shall be set forth in the Company's annual work plan determined by the Board.

3.10	Options.

3.10.1	Subject to (i) the continuous provision of Employee’s employment hereunder; (ii) the approval of the Board of Directors of the Company; and (iii) the adoption of the Plan (as defined below) by the Company, Employee shall be granted an option to purchase the number of Ordinary Shares of the Company which shall be indicated under the Option Agreement (as defined below), at an exercise price as shall be determined by the Board of Directors of the Company, at its sole discretion (the “Options”), subject to and in accordance with the terms and conditions set forth herein.

3.10.2	The Options shall be granted in accordance with, and subject to, all terms and conditions of an applicable share option plan to be adopted by the Company (the “Plan”) and an option agreement (which will include all customary related documents) to be entered into between the Employee and the Company (the “Option Agreement”). Employee declares and confirms, that he is familiar with the Plan and its terms, obligations and restrictions, and shall act in accordance with the provisions and guidelines of the ESOP as shall be in effect from time to time.

3.10.3	Any and all tax consequences arising from the grant or exercise of the Options to the Employee, from the payment for, or the subsequent disposition of, shares covered thereby or from any other event or act of the Company (except for erroneous actions of the Company) or of the Employee hereunder, shall be borne solely by the Employee, and the Employee will indemnify the Company and hold it harmless against and from any and all liability for any such tax or interest or penalty thereon, including, without limitation, liabilities relating to the necessity to withhold, or to have withheld, any such tax. The Employee hereby irrevocably authorizes the Company to deduct from any payment, which may be due to the Employee from the Company, any amount which the Employee may owe to the Company hereunder.

3.10.4	Nothing herein shall be construed as an obligation to grant any Options to the Employee.

3.11	Any and all benefit, right or payment to which Employee is entitled pursuant to this Agreement shall be calculated based on the Salary only, excluding any additional compensation, payment or reimbursement payable to Employee hereunder.

3.12	Employee will bear any and all taxes applicable to Employee in connection with amounts paid by Employee and/or the Company pursuant to this Section 3. The Company shall legally deduct and withhold income tax payments and other obligatory payments, such as social security and mandatory health insurance, from all of the payments which shall be paid to Employee hereunder and pursuant to applicable law, including all taxes imposed on any benefits granted to Employee and on any part of the benefits which exceeds maximum exemption(s) provided by law.

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3.13	In the event that contributions or amounts set forth hereinabove in connection with the social benefits shall exceed tax exempt amounts pursuant to the Israeli Income Tax Ordinance and/or the regulations promulgated thereunder, then the Employee shall bear any, and all taxes imposed thereupon.

4.	CONFIDENTIALITY, proprietary RIGHTS AND NON-COMPETITION

4.1	Upon execution hereof, employee shall execute and deliver the confidentiality, proprietary rights and non-competition undertaking attached hereto as Exhibit C (the “Undertaking”).

5.	Employee Representations and Warranties

Employee hereby represents and warrants to the Company as follows:

5.1.	Employee has the necessary skills, knowledge, ability, expertise and experience to fulfill his/her obligations hereunder, shall do so diligently, professionally and conscientiously and shall comply with the regulations and procedures of the Company.

5.2.	The execution and delivery of this Agreement and the fulfillment of the terms hereof will constitute the valid, binding and enforceable obligations of Employee and will not violate, conflict with or constitute a default under or breach of any agreement and/or undertaking and/or instrument, judgment or order to which the Employee is a party or by which he is bound, or any provision of law, rule or regulation applicable to the Employee, and do not require the consent of any person or entity. In the performance of Employee's obligations hereunder, Employee will not make use of (i) any confidential or proprietary information belonging to any third party, or (ii) any information to which Employee is restricted from disclosing or using due to contractual undertakings or by law.

5.3.	Employee will not accept, whether during the term of this Agreement or at any time thereafter, directly or indirectly, any payment, benefit and/or other consideration, from any third party in connection with Employee's employment with the Company, without the Company's prior written authorization.

5.4.	In the performance of Employee's duties hereunder, Employee shall comply with all applicable laws and regulations, including, inter alia, the Company Internal Compliance Plan (as defined below).

5.5.	Without derogating from the above, in the event that, notwithstanding the Employee's representations and undertakings hereunder, the Employee or anyone on his behalf shall argue, or a court of competent jurisdiction shall determine, the existence of any right, remedy or lawful claim against the Company with respect to the payment towards pension fund under Section 3.2.1(ii) (a “Claim”) , then the following provisions shall apply: (i) the Employee's monthly Salary shall be considered to have been retroactively diminished to the sum equal to 90% (ninety percent) of the sum of the Employee’s monthly Salary (the “Diminished Salary”); and (ii) the Employee shall pay back the Company any sum or salary paid in excess within the period determined under said Claim assuming Employee’s Salary was originally the Diminished Salary. The Company shall be entitled to set-off any amount due to it pursuant to this Section 5.5 from any amount due to Employee pursuant to this Agreement.

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5.6.	Employee is aware and acknowledges that in order for this Agreement to come into effect without the approval of a general meeting, pursuant to certain reliefs under Israeli law, until the date of such special general meeting of the shareholders of the Company approving the terms under this Agreement (and/or any additional and/or other terms, as may be agreed upon) as may be brought before such general meeting of shareholders (the “Designated Shareholders’ Meeting”), its terms must be similar to the terms of the previous CEO of the Company. If it shall be determined that any term under this Agreement does not apply for it not being similar with the terms of the previous CEO, then such term will not entitle Employee any consideration and/or compensation and similarly will be enforceable over the Company for the same reason. Without derogating from the generality of the aforementioned, Employee is aware and understands that in light of the Company's current Compensation policy in effect, during (and for so long as) the period in which he fills the positions of both a Director and the CEO of the company (“Two-Positions Period”), he is not allowed to be compensated for both positions, I.e., as the director and as the CEO, and shall not be paid nor the Company shall be required to pay him Board’s fees or Board member compensation, unless the aforementioned Designated Shareholders’ Meeting approves such payments (as a director in addition to his terms under this Agreement).

6.	Compensation Policy

6.1	Employee declares and confirms, that he is familiar and aware that the Company has adopted a compensation policy pursuant to the provisions of the Companies Law 5759-1999 (the "Compensation Policy", and the "Law", respectively), and that the terms of this Agreement are subject to and shall be aligned with the provisions and guidelines of the Compensation Policy in force, unless otherwise determined from time to time by the Company and approved by the Company's relevant organs.

6.2	In the event that this Agreement and/or any of its provisions shall be proclaimed and/or considered by a competent authority not aligned with the Compensation Policy and not in accordance with the provision of the Law ("Conflicting Provision"), then the parties shall cooperate to adjust any Conflicting Provision with the Compensation Policy or to approve such Conflicting Provisions by the Company's relevant organs, in accordance with applicable law and regulations.

6.3	Without derogating from the Employee’s rights under this Agreement, in the event that the abovementioned adjustment is not achievable, the Employee shall not have any demand, allegations or claims against the Company.

6.4	Without derogating from the provisions of the Compensation Policy, to the extent that any amount or fees paid to the Employee hereunder shall be revealed, within three (3) years of the payment thereof, to have been paid based on erroneous calculations that have been restated in the Company's financial statements, the Employee shall repay the Company amount paid in excess as aforesaid; all in accordance with the provisions of the Compensation Policy.

7.	Securities Internal Compliance Plan; Insider Trading Policy

7.1	Employee declares and confirms, that he is familiar and aware that the Company has adopted a Securities Internal Compliance Plan (the “Internal Compliance Plan”), and is familiar with its terms, obligations and restrictions, and shall act in accordance with the provisions and guidelines of the Internal Compliance Plan in force, and as shall be determined from time to time

8.	Miscellaneous

8.1	D&O Insurance. The Company shall insure Employee under the Company's officers’ insurance policy, in accordance with its terms.

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8.2	Exemption and Indemnification. Subject to the obtainment of all corporate and regulatory approvals, to the extent required, Employee shall be entitled to exemption and indemnification in connection with the performance of his employment hereunder, in accordance with the Exemption and Indemnification Letters in the forms previously approved by the Board.

8.3	Non-Applicability of Collective Bargaining Agreement. This Agreement shall not invoke the provisions of any collective bargaining agreement (Heskem Kibutsi), collective arrangement (Hesder Kibutzi), extension orders (Tzavei Harhava) or any other law, except and only to the extent so mandated by law.

8.4	Preamble; Exhibits; Headings; Interpretation. The preamble to this Agreement, and the Exhibits attached hereto, constitute an integral part hereof. Section headings contained herein are for reference and convenience purposes only and shall not in any way be used for the interpretation of this Agreement.

8.5	Entire Agreement. The Parties confirm that this is a personal services contract and that the relationship between them shall not be subject to any general or special collective employment agreement or any custom or practice of the Company in respect of any of its other employees or contractors. This Agreement, together with the Exhibits hereto, constitute the entire agreement between the parties with respect to the subject matters hereof and thereof and supersede all prior agreements, understandings and arrangements, oral or written, between the parties with respect to the subject matters hereof and thereof.

8.6	Amendment; Waiver. Any term of this Agreement may be amended only with the written consent of the Parties. The observance of any term hereof may be waived (either prospectively or retroactively and either generally or in a particular instance) only with the written consent of the Party against which such waiver is sought. No waiver by either Party at any time to act with respect to any breach or default by the other Party of, or compliance with, any condition or provision of this Agreement to be performed by such other Party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time.

8.7	Successors and Assign; Assignment. This Agreement shall be binding upon and shall inure to the benefit of the Company, its successors and assigns. Neither this Agreement or any of the Employee's rights, privileges, or obligations set forth in, arising under, or created by this Agreement may be assigned or transferred by Employee without the prior consent in writing of the Company, except by will or by the laws of descent and distribution. The Company may freely assign and/or transfer this Agreement and any of its rights, privileges, or obligations hereunder.

8.8	Governing Law; Jurisdiction. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Israel, without giving effect to the rules with respect to conflicts-of-law. Any dispute arising out of, or relating to this Agreement, its interpretation or performance hereunder shall be resolved exclusively by the competent court of the Tel Aviv-Jaffa district, and each of the parties hereby submits exclusively and irrevocably to the jurisdiction of such court.

8.9	Severability. If any term or provision of this Agreement shall be declared invalid, illegal or unenforceable, then such term or provision shall be enforceable to the extent that a court shall deem it reasonable to enforce such term or provision and, if any such term or provision shall be held by any competent court to be unreasonable to enforce to any extent, such term or provision shall be severed and all remaining terms and provisions shall be unaffected and shall continue in full force and effect.

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8.10	Notices. Each notice and/or demand given by a party pursuant to this Agreement shall be in writing and sent by registered mail to the other party at the address appearing in the caption of this Agreement, and such notice and/or demand shall be deemed given at the expiration of seven (7) days from the date of mailing by registered mail or immediately if delivered by hand. Such address shall be effective unless notice of a change in address is provided by registered mail to the other party.

8.11	The execution, delivery and performance of this Agreement is subject to the obtainment of all applicable corporate and regulatory approvals, if and to the extent necessary.

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[Signature Page to Employment Agreement]

IN WITNESS WHEREOF, the parties have executed this Employment Agreement as of the day and year first above written:

Therapix Biosciences Ltd.	Gilad Bar-Lev
By:
Title:

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Exhibit B

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EXHIBIT C

CONFIDENTIALITY, proprietary RIGHTS AND NON-COMPETITION UNDERTAKING

The following Undertaking confirms certain terms of my employment with Therapix Biosciences Ltd. (for the purpose of this Undertaking, including its subsidiaries, parent companies and/or affiliated entities, the “Company”), which is a material part of the consideration for my employment by the Company and the compensation received by me from the Company from time to time. Capitalized terms not defined herein shall have the meaning ascribed to them in the Employment Agreement to which this Undertaking is attached (the “Employment Agreement”).

1.	Confidentiality

1.1.	I acknowledge that in the course of my employment with the Company I may (or may have) receive(d), learn(ed), be(en) exposed to, obtain(ed), or have (had) access to non-public information relating to the Company, its business, operations and activities, including without limitation any commercial, financial, business or technical information, inventions, developments, processes, specifications, technology, know-how and trade secrets, information regarding marketing, operations, plans, activities, customers, suppliers, business partners, subsidiaries, parent companies, affiliated entities etc. (“Confidential Information”), and hereby undertake: (a) to maintain the Confidential Information in strict confidence at all times and not to communicate, publish, reveal, describe, allow access to, divulge or otherwise disclose, expose or make available the Confidential Information in whole or in part, to any person or entity, all whether directly or indirectly, and whether in writing or otherwise; and (b) not to use the Confidential Information for any purpose other than for the performance of my employment obligations. I further recognize that the Company may receive confidential or proprietary information from third parties, subject to a duty on the Company's part to maintain the confidentiality of such information and to use it only for certain limited purposes. Such information shall also be deemed “Confidential Information” hereunder, mutatis mutandis.

2.2.	In addition, I represent and warrant that I will keep the terms and conditions of the Employment Agreement and this Undertaking strictly confidential and will not disclose it to any third person unless and to the extent required by applicable law and subject to prior written notice to the Company.

3.3.	Upon the earlier of the Company's request or the termination of my employment, I shall return to the Company any and all documents and other tangible materials containing Confidential Information, and shall erase or destroy any computer or data files in my possession containing Confidential Information, such that no copies or samples of Confidential Information shall remain with me.

4.4.	Without derogating from the above, all Confidential Information made available to, received by, or generated by me shall remain the property of the Company (or its respective owners), and no license or other right in or to the Confidential Information is granted hereby. Any and all material (including without limitation, files, records, documents, design, drawings, specifications, equipment, notebooks, notes, memoranda, diagrams, blueprints, bulletins, formula, reports, analyses, computer programs, software) and data of any kind relating to Confidential Information and/or Proprietary Rights (as defined below), whether prepared by the undersigned or otherwise coming or having come into my possession, and whether or not marked or classified as Confidential Information, shall remain the exclusive property of the Company (or its respective owners).

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2.	Proprietary Rights

2.1.	I acknowledge and agree that any and all discoveries, inventions, ideas, developments, technology, products, improvements, derivations, modifications, mask works, trade secrets, concepts, ideas, techniques, methods, processes materials, proceeds, know-how, designs, works of authorship, and proprietary information, whether or not patentable or otherwise protectable, invented, made, developed, discovered, conceived, conducted, reduced to practice, written, authored, compiled, produced and/or created, in whole or in part, by me, independently or jointly with others, (i) during my employment with the Company; or (ii) which result or arise from or relate to my employment with the Company, or work performed by or for the Company, or any Confidential Information; or (iii) with the use of any Company equipment, supplies, facilities, trade secrets or proprietary information of the Company; or (iv) which relate to the Company's business, technology or research and development, including any “Service Inventions”, as defined in the Israeli Patent Law – 1967, (collectively, the “Inventions”), and any and all right, title and interest in and to the Inventions, including without limitation, all patents, copyrights, trademarks, trade names, moral rights and other intellectual, industrial and/or proprietary rights and applications, extensions and renewals associated therewith (collectively and together with the Inventions, the “Proprietary Rights”), shall be the sole and exclusive property of the Company its successors and assigns, as shall be designated by the Company. My aggregate compensation terms in connection with my employment with the Company, include specific compensation for the assignment of such Proprietary Rights to the Company and I shall have no title, rights, claims or interest whatsoever in or with respect to the Proprietary Rights and specifically waive any right for additional compensation pursuant to Section 134 of the Israeli Patent Law - 1967. All works authored by me pursuant to the Employment Agreement, including without limitation the Inventions, shall be deemed “work made for hire”.

2.2.	I hereby irrevocably and unconditionally transfer and assign to the Company any and all of my rights, title and interest, now and hereafter acquired, in and to the Proprietary Rights, (without any payments, liabilities or restrictions to any person or third party) in any and all media now known or hereafter devised, and all claims and causes of action of any kind with respect to any of the foregoing, throughout the world in perpetuity.

In the event that pursuant to any applicable law I retain any rights in and to the Proprietary Rights that cannot be assigned to the Company, I hereby unconditionally and irrevocably waive the enforcement of all such rights, and all claims and causes of action of any kind with respect to any of the foregoing and agree, at the request and expense of the Company, to consent to and join in any action to enforce such rights and to procure a waiver of such rights from the holders of such rights, if any.

In the event that I retain any rights in and to Proprietary Rights that cannot be assigned to the Company and cannot be waived, I hereby grant the Company an irrevocable, exclusive, perpetual, worldwide, royalty-free license to exploit, use, develop, perform, modify, change, reproduce, publish and distribute, with the right to sublicense and assign such rights, and all claims and causes of action of any kind with respect to any of the foregoing, in and to the Proprietary Rights, in any way the Company sees fit and for any purpose whatsoever. Without derogating from the above, I hereby forever waive and agree never to assert any and all rights of paternity or integrity, any right to claim authorship of any Invention, to object to any distortion, mutilation or other modification of, or other derogatory action in relation to any Invention, and any similar right.

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2.3.	I will promptly disclose to the Company fully and in writing all Inventions but will otherwise keep the Inventions in strict confidence in accordance with the provisions of Section 1 above.

2.4.	I further agree and undertake to take all necessary measures and to fully cooperate with the Company, during and after the term of my employment, in order to perfect, enforce, and/or defend the Proprietary Rights, and effectuate the Company's title and interest therein, including without limitation as follows: (i) to keep accurate records relating to the conception and reduction to practice of all Proprietary Rights, which records shall be the sole and exclusive property of the Company and shall be surrendered to the possession of the Company, immediately upon their creation; and (ii) to provide the Company with all information, documentation, and assistance, including the preparation or execution, as applicable, of documents, declarations, assignments, drawings and other data, all such information, documentation, and assistance to be provided at no additional expense to the Company, except for out-of-pocket expenses incurred by me at the Company's request or with the Company's prior written consent. Without derogating from any of my obligations hereunder, I hereby appoint any officer of the Company as my duly authorized agent to execute, file, prosecute and protect the same before any government agency, court or authority.

3.	Non-Competition

3.1.	I agree and declare that, so long as I am employed by the Company and for a period of six (6) months thereafter, I will not, directly or indirectly, (i) engage in, participate, assist or become financially interested in, any business venture worldwide that is engaged in any activity competing with or similar to the business or technology of the Company as currently conducted and as proposed to be conducted from time to time; (ii) employ or otherwise engage, recruit or otherwise solicit, induce or influence any person to leave the employment or service of the Company; and (iii) solicit or encourage any customer, supplier or service provider to terminate or modify adversely its business relationship with the Company or otherwise intervene in any relationship between the Company and any of its employees, contractors, suppliers or consultants.

3.2.	I expressly acknowledge that the business objectives and targeted operating market of the Company are worldwide, and consequently the obligations prescribed in this Section 3 shall apply on a worldwide basis.

For the purposes of this Section 3, “directly or indirectly” includes doing business as an owner, partner, joint venturer, an independent contractor, shareholder, director, officer, manager, broker, agent, employee, service provider or advisor, licensor or in any other capacity whatsoever, but does not include holding up to 5% of the free market shares of any publicly traded companies.

3.3.	I hereby acknowledge that the provisions of this Section 3 are reasonable to legitimately protect Confidential Information, Proprietary Rights and Company property (including intellectual property and goodwill) to which I, in my position in the Company, have been and will continue to be exposed, and that my compensation under the Employment Agreement incorporates special consideration with respect for these non-competition undertaking.

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4.	General

4.1.	The undersigned understands and agrees that monetary damages would not constitute a sufficient remedy for any breach or default of the obligations contained in this Undertaking, and that the Company shall be entitled, without derogating from any other remedies, to seek injunctive or other equitable relief to remedy or forestall any such breach or default or threatened breach.

4.2.	The provisions of the Employment Agreement relating to term and termination and the general provisions thereof shall apply to this Undertaking, mutatis mutandis.

In witness whereof, I hereby affix my name and signature, on this 21 day of April, 2020.

Name: Gilad Bar-Lev

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Exhibit B2

AMENDMENT OF EMPLOYMENT AGREEMENT

This Fourth Amendment (the “Fourth Amendment”) is made and entered into on this 6 day of May, 2020 (the “Effective Date”), by and between Therapix Biosciences Ltd., a public company organized under the laws of the State of Israel (the “Company”), and Oz Adler, Israeli I.D No. ________(the “Employee”).

WHEREAS	the Company and the Employee have entered into an Employment Agreement, dated July 19, 2017 (the “Agreement”); and

WHEREAS	the Company and the Employee have entered into an Amendment of Employment Agreement, dated March 1, 2018 (the “First Amendment”); and

WHEREAS	the Company and the Employee have entered into an Amendment of Employment Agreement, dated April 1, 2018 (the “Second Amendment”); and

WHEREAS	the Company and the Employee have entered into an Amendment of Employment Agreement, dated March 1, 2019 (the “Third Amendment”); and

WHEREAS	the parties desire to amend the Agreement as further set forth herein.

NOW THEREFORE, in consideration of the mutual promises contained herein, and intending to be legally bound, the parties hereby declare and agree as follows:

1.	Capitalized terms used and not otherwise defined herein shall bear the respective meanings ascribed to them in the Agreement.

2.	As of the Effective Date the following terms in Exhibit A of the Agreement shall be replaced as follows:

2.1.	Base Salary- NIS 45,500.

2.2.	Global Overtime- NIS 19,500.

2.3.	Monthly Salary- NIS 65,000.

3.	As of the Effective Date the following terms in Exhibit A of the Agreement shall be replaced as follows:

3.1.	Travel Expenses – NIS 3,000 (net)(car expenses).

In addition, Employee shall be entitled to petrol expenses, in the amount of up to NIS 1,500 (net) per month. Reimbursement shall be made upon payment of the Salary and against the submission of applicable receipts by Employee to the Company.

4.	As of the Effective Date the following terms in Exhibit A of the Agreement shall be deleted as follows:

4.1.	Monthly travel reimbursement.

5.	The Agreement, as amended hereby, shall continue in full force and effect as originally constituted and is hereby ratified and affirmed by the Parties. Any contradiction in meaning and/or interpretation between the Agreement and this Fourth Amendment shall have the meaning and/or be interpreted in light of this Fourth Amendment.

IN WITNESS WHEREOF, the parties have duly executed this Amendment as of the date first written above.

Oz Adler		Therapix Biosciences Ltd.

By:

Title:

B2-1

Exhibit C

Exhibit A

Updated Proxy Agenda

The agenda for the special meeting shall include the following proposals:

REMOVAL AND ELECTION OF DIRECTORS

In light of the poor performance of the Company and its board of directors, L.I.A Pure Capital, a significant shareholder of the Company, proposes to replace all of the current serving directors of the Company.

As such, at the Meeting, the shareholders are requested to remove from office, immediately upon the closing of the general meeting of the shareholders, each of the current serving directors, which includes but are not limited to: Dr. Ascher Shmulewitz, Mr. Gilad Bar-Lev, Prof. Ari Shamiss, Mr. Stephen M. Simes, Mr. Todd Violette and Mr. Arie Webber.

Following is biographical information concerning L.I.A Pure Capital's nominees:

Mr. Itschak Shrem (72), has more than 40 years of experience in financial markets and venture capital. In 1991, Mr. Shrem founded Dovrat Shrem Ltd., an investment banking, management and technology company. Prior to that, he spent 15 years at Clal Israel Ltd., where he served in various capacities, including chief operating officer, and was responsible for capital markets and insurance businesses. In 1993, Mr. Shrem founded Pitango Venture Capital Fund (formerly, Polaris) and served as a partner of Pitango Funds I, II and III. He has been the Managing Director of Yaad Consulting 1995 Ltd. since 1995. Mr. Shrem currently serves on the board of directors of Rail Visions Ltd. Previously, Mr. Shrem served on the board of Tel-Aviv Sourasky Medical Center, the Weizman Institute Eden Spring Ltd., Nano Dimension, Ormat Industries Ltd., Retalix Ltd. and as chairman of Sphera Funds Management Ltd. Mr. Shrem holds a B.A in Economics and Accounting from Bar-Ilan University and an M.B.A. from Tel-Aviv University, Israel.

Mr. Amitai Weiss (58), serves as a chairman of the board of directors of P.L.T Financial Services Ltd. (TASE: PLTP) and external director of Cofix Group Ltd. (TASE: CFCS). In 2016, Mr. Weiss has founded Amitay Wiss Management Ltd. and is the chief executive officer of the firm. Mr. Weiss previously served as vice president business marketing & development and at various other positions at Bank Poalei Agudat Israel Ltd. (PAGI) from the First International Bank of Israel group between 2001 and 2015. Mr. Weiss acquired a B.A in economics from New Engand College, MBA in business administration from the Ono Academic College, an Israeli branch of University of Manchester and LL.B from the Ono Academic College.

Mr. Lior Amit (54), serves as a consultant to both private and public companies as well as individuals. Mr. Amit serves as director of ScoutCam Inc., Matomy Ltd., Nirplex Ltd., Ronimar Ltd., Endemol Israel Ltd. and B.S.S.CH. - The Israeli Credit Insurance Company Ltd. Mr. Amit previously served as chief financial officer for BBR Saatchi & Saatchi Group from 1996 to 2013. Mr. Amit is an Israeli Certified Public Accountant. Mr. Amit acquired a B.A in economics and accounting and MBA in insurance and finance from Tel Aviv University, Israel.

Mr. Lior Vider (43), serves as a senior investment portfolio manager at Epsilon Investment House Ltd. since 2010. Mr. Vider previously served as chief investment manager for Impact Investment Management Ltd., from the Union Bank group from 2007 to 2010 and as chairman of the board of directors and member of the group's investment committee of Rahkia Capital Markets Ltd. from 2006 to 2007. Mr. Vider also served as manager of financial desk and trader in trust funds of Ilanot Discount from 2003 to 2006. Mr. Vider has founded and managed sponser.co.il, financial portal specializing in services for investors from 2005 to 2017. Mr. Vider acquired a B.A in industry and management engineering from Shenkar College.

Mr. Moshe Revach (*44*), serves as a deputy mayor of the city of Ramat Gan, Israel and holds the sports and government relations portfolios since 2013 and served at various other positions in the Ramat Gan Municipality since 2008. Mr. Revach serves as a director of L.L.N IT solutions a subsidiary fully owned by the Jewish Agency for Israel and of Biomedico Hadarim Ltd. Mr. Revach previously served as a director of the RPG Economic Society

C-1

and Jewish Experience Company on behalf of the Jewish Agency. Mr. Revach acquired an LL.B from the Ono Academic College and B.A in management and economics from the University of Derby.

Ms. Liat Sidi (45), serves as a manager of the accounting department for Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX). Ms. Sidi previously served as an accountant for Panaxia Labs Israel Ltd. (TASE: PNAK) from 2015 to 2020 and as an accountant for Soho Real Estate Ltd. from 2015 to 2016. Ms. Sidi also served as an accountant for Feldman-Felco Ltd. from 2006 to 2010 and as an accountant for Eli Abraham accounting firm from 2000 to 2006. Ms. Sidi acquired tax, finance and accounting studies from Ramat Gan College of Accounting.

At the Meeting, L.I.A Pure Capital, a significant shareholder of the Company, proposes that the following resolutions be adopted:

C-2

C-3

C-4

Exhibit D

Board of Directors Position Statement

June 23, 2020

Re: Therapix Position Statement on Pure Capital’s Demand for Removal of Therapix Board of Directors

Dear Therapix Biosciences Shareholder,

BACKGROUND OF THE SOLICITATION

We are writing to you, concerning the upcoming Meeting of Shareholders of Therapix Biosciences Ltd. (the “Company” or “Therapix”), which will be held on July 28, 2020.

On June 1, 2020, L.I.A. Pure Capital Ltd. (“Pure Capital”) delivered a notice to the Company demanding that the Company convene a General Meeting of its shareholders, the agenda of which includes a proposal for the nomination of a slate of six directors recommended by Pure Capital and the termination of ALL current members of the Company’s Board of Directors (except Mr. Arye Webber). On June 15, 2020, Pure Capital amended its demand and requested to include Mr. Webber in its demand for the termination of ALL current members of the Company’s Board of Directors.

Despite the fact that the Board of Directors and management believe that such demand is questionable the merits, the Board of Directors has determined that it is appropriate to bring Pure Capital’s resolutions to a general meeting of the shareholders of the Company.

For this meeting, you will be making important voting decisions, which may materially affect your Company’s prospects for recovery and growth, and thereby have a major impact on the future value of your investment.

THE RIGHT WAY FORWARD

We believe that Therapix’s assets have great potential and we are committed to developing them for the benefit of our shareholders. However, to realize its potential, Therapix needs a Board of Directors and a senior management team that is committed to developing its assets. A team with proven operational experience, expertise and appreciation of the challenges facing the Company and the industry in general. We are here to communicate to you our vision on what can be accomplished and the tremendous opportunity that is in front of shareholders.

The Company’s Board of Directors (the “Board”) and management (the “Management”) recently undertook substantial changes. Our new team is comprised of accomplished individuals with diverse and complementary skills spanning the fields of biotechnology and science as well as finance and banking. This is the team and the skills needed at Therapix in order to successfully finance the assets and execute efficient development of them.

Dr. Ascher Shmulewitz, MD, PhD, Prof. Ari Shamiss, MD, MPA, and Mr. Stephen Simes have a proven track record in developing biotech ventures and managing healthcare institutions. Mr. Gilad Bar-Lev, Mr. Todd Violette, Mr. Arye Weber and CFO Oz Adler, CPA have the expertise and network in financing and capital markets to ensure adequate funding of our assets.

D-1

Therapix Current Board of Directors

Directors’ Snapshot

Number of Board Members	Majority Independent Directors	Average Directors’ Age
6 (including 2 executive directors)	4 out of the 6 non-executive directors	60 years

Each of Therapix’s current Board members has expertise in different aspects of the business. Their combined composition creates comprehensive business experience that includes strategic planning, business opportunity analysis, financing of investments and strategic execution. Below is a list of our current Board of Directors composition:

Dr. Ascher Shmulewitz joined our Board of Directors in January 2013.

Mr. Gilad Bar-Lev joined our Board of Directors in February 2020 and has been our CEO since May 2020.

Mr. Stephen M. Simes joined our Board of Directors in December 2016.

Mr. Todd Violette joined our Board of Directors in February 2020.

Prof. Ari Shamiss joined our Board of Directors in May 2020.

Mr. Arye Webber joined our Board of Directors in May 2020.

Since the appointment of the new team the Company is prudently navigating through the COVID-19 crisis while successfully executing its business plan in the Sleep and Pain area. The Company activated Evero Health Ltd. (“Evero”), a specialized subsidiary leveraging its current obstructive sleep apnea (OSA) program, which completed a phase 2a trial last year. Last month the Company was able to augment its portfolio by acquiring interests in another promising venture, Coeruleus Ltd., that holds Intellectual Property (IP) which fits our vision in the Sleep and Pain area and our overall strategy to acquire IP that may be ready for clinical trials in the near future. Management and the Board view the successful development of Evero as one of the cornerstones in its strategic plan. We believe that Therapix’s expertise and resources will help in realizing the economic value of Coeruleus and Evero. The Company hopes to be able to execute similar type of transactions as the Evero-Coeruleus joint venture as it works to leverage its current asset base and progress in developing a broader portfolio of treatments.

Due to the unprecedented conditions surrounding the COVID-19 pandemic spreading throughout Israel and the world we have taken action to reduce our operating expenses in the short term. As part of this reduction, our Executive Chairman, Chief Executive Officer and Chief Financial Officer agreed to delay the payment of a portion of their salaries for a period of three months, or, until we feel that we have sufficient resources to carry out our business plan.

On March 3, 2020 Mr. Todd Violette and Mr. Gilad Bar-Lev were appointed as new members of the Board, both as independent directors, representing a change of 50% of the then Board (and during the month of May two additional new independent Directors were appointed), In spite of stock markets dramatically falling in March 2020, we believe that the new Board had immediate positive effects on our share price. The Company’s closing equity price on March 2, 2020 was $0.481 and by the close of business on June 3, 2020 (90 days later) the closing equity price was $0.5143 representing a 6.92% quarterly price increase or annualized rate of 27.68% equity valuation increase. This price appreciation was accompanied by increased daily share turnover as well. These positive results took place during one of the largest market collapses resulting from COVID-19 in the U.S. and worldwide.

D-2

During the middle of the market collapse the current Management and Board held a teleconference with our shareholders on April 22, 2020 and spoke openly and clearly defined the business plan including the changes taking place in the Company. The Company defined three key points to the shareholders:

1.	The Company’s 2020 corporate vision and mission of the company;
2.	The Company’s plan to expand business through its subsidiaries; and
3.	The Company’s capital plan for 2020 and 2021.

The closing price on April 22, 2020, the day of the conference call was $0.3178, and within seven days of the call Therapix (TRPX) had its first reported Schedule 13D (SEC filing) reported on April 30, 2020 of a new shareholder acquiring a sizable position. The stock had gained 19.5% from the conference call until prior to the first disclosed trade of Pure Capital on May 8, 2020. The new management’s and Board’s (now including two additional independent board members) plans were just beginning to take effect.

Therapix’s plan is clear: leverage and develop its current assets and continue building a pipeline of new portfolio products to ensure the equity value of Therapix continues to grow. Our records reflect success and the early stages of our efforts are promising even while facing extraordinary challenges. We have a sincere belief in the Company and its assets, as is evident by a personal loan made to the Company from the personal funds of the Chairman of our Board.

The Management and the Board see as a major milestone the ability to commence major clinical trials for its products. Toward that end, the Company is in the process of finalizing its financial and clinical plan in order to begin execution. We plan to develop Evero and hope to begin clinical trials via our ownership in Coeruleus and in our OSA program. In addition, we are in the process of finalizing our clinical plan for our proprietary treatment for symptoms associated with Autism Spectrum Disorder (ASD).

Our team is prepared to drive Therapix forward. We possess the experience and expertise needed to successfully execute our Company’s business plan and are totally committed to our shareholders. We have always been aligned with our shareholders and we will continue to be.

We are required to distribute the enclosed proxy and we strongly recommend that you VOTE AGAINST PROPOSAL NUMBER 8, removal of current board of directors. In making your decision we ask you to consider the foregoing achievements of the current board of directors and its plan going forward, which have so far enhanced shareholder value. Furthermore, we strongly recommend a VOTE AGAINST PROPOSAL NUMBER 8, appointment of Pure Capital’s nominees, because:

(a)	We believe that there is no reason to replace Therapix’s current Board, the majority of which are newly appointed Board members with vast experience and added value each in their fields and since, or through, their appointments the Company’s share value has steadily increased;

(b)	Pure Capital has not presented any specific vision for the future business of Therapix. Therapix’s current Board led by the newly dedicated CEO has a clear growth strategy in place.

PURE CAPITAL’S PROPOSAL

As mentioned above, Pure Capital is launching a proxy contest in order to displace Therapix’s management and experienced directors, with six of their own hand-picked nominees (“Pure Capital Nominees”), none of whom have disclosed that they possess any experience is relevant for the Company or its industry.

In addition, this group has not disclosed any concrete alternative business plan to create shareholder value and is instead asking for your vote to replace the current directors, in order to take over the Company without paying you or the Company the required premium, and although 4 out of 6 of our Board are new directors, all independent upon their appointments, that have proven their contribution to the Company’s share price for the benefit of the shareholders from the very beginning of their appointment.

D-3

FURTHERMORE, THERE IS A CONCERN THAT PURE CAPITAL MAY BE DEEMED A CONTROLLING SHAREHOLDER OF THE COMPANY (DESPITE THE FACT THAT AS OF THE DATE HEREOF IT ONLY HOLDS, ACCORDING TO PUBLIC SEC FILINGS, LESS THAN 6.2% OF THE COMPANY’S ISSUED AND OUTSTANDING SECURITIES). DESPITE APPROACHES FROM THE COMPANY TO PURE CAPITAL, PURE CAPITAL HAS FAILED TO PROVIDE THE COMPANY OR YOU, THE SHAREHOLDER, WITH THE REQUESTED INFORMATION REGARDING RELATIONS AMONG THE PURE CAPITAL NOMINEES AND PURE CAPITAL. THEREFORE, THE COMPANY IS NOT ABLE TO DETERMINE IF ANY OF THE PURE CAPITAL NOMINEES, QUALIFY AS INDEPENDENT DIRECTORS AND WE ARE CONCERNED THAT NONE OF THEM ARE INDEED INDEPENDENT. IN SUCH EVENT, AND IF THE SHAREHOLDERS OF THE COMPANY CHOOSE TO APPOINT SUCH PURE CAPITAL NOMINEES, THE COMPANY MAY BE SUBJECT TO DELISTING DUE TO FAILURE TO COMPLY WITH NASDAQ LISTING RULES. IN ADDITION, DESPITE APPROACHES FROM THE COMPANY TO PURE CAPITAL, IT DID NOT PROVIDE THE COMPANY WITH THE FINANCIAL BAIL-OUT IT SUGGESTED, AND THUS REVEALED ITS TRUE INTENT WHICH IS NOT TO ASSIST THE COMPANY AS ONE OF ITS PRINCIPAL SHAREHOLDERS BUT RATHER ALLOW IT TO GO ONTO INSOLVENCY SO IT COULD BETTER TAKE ADVANTAGE OF THE COMPANY’S FINANCIAL POSITION AND TAKE CONTROL OF THE COMPANY AND ITS ASSEST WITHOUT PAYING THE COMPANY AND/OR ITS SHAREHOLDERS THE REQUIRED PREMIUM.

From our perspective, a proxy contest at this time can only serve to disrupt the implementation of our strategic business plan. After years of investing in our IP we are finally at the stage where we can plan major clinical trials with the hope of advancing toward providing treatments for our mature indications. We believe this is the right path for the creation of substantial long-term shareholder value and hope you will support the Company at this critical stage.

We request that you take prompt action to vote “FOR” all of Therapix’s director candidates, on the enclosed proxy card or instruction form, in order to help assure that there is no disruption in the execution of our plan to develop the Company. We have high confidence that our strategic plan will realize Therapix’s potential and create substantial long-term shareholder value.

Thank you for your prompt attention and your consistent support. We hope you continue to support our existing Board at the coming shareholders’ meeting.

We recommend:

A VOTE AGAINST RESOLUTION NUMBER 8.1 removal of current Board of Directors

A VOTE AGAINST RESOLUTION NUMBER 8.2 appointment of Pure Capital’s nominees.

By Order of the Board of Directors,

Sincerely,

Dr. Ascher Shmulewitz, Chairman of the Board of Directors

Gilad Bar Lev, CEO and Director of Therapix Biosciences Ltd.

D-4

THERAPIX BIOSCIENCES LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints, Dr. Shmulewitz, the Company’s Chairman, Mr. Gilad Bar-Lev, the Company’s Chief Executive Officer, and Mr. Oz Adler, the Company’s Chief Financial Officer, each of them, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of Therapix Biosciences Ltd. (the “Company”) which the undersigned is entitled to vote at the Annual and Extraordinary General Meeting of Shareholders (the “Annual and Extraordinary Meeting”) to be held at the Company’s offices at 4 Ariel Sharon Street, HaShahar Tower, 16th Floor, Givatayim 5320047, Israel, on July 28, 2020, at 4:00 p.m. Israel time, and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Annual and Extraordinary General Meeting of Shareholders and Proxy Statement relating to the Annual and Extraordinary Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matters under Proposals 1 through 7 and will be voted AGAINST such matter under Proposal 8. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

Annual and EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF
THERAPIX BIOSCIENCES LTD.

TO BE HELD ON JULY 28, 2020

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE
MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To adopt the following resolutions:

1.1.	To re-appoint Dr. Ascher Shmulewitz as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders, or until his respective successor is duly elected and qualified, or until his earlier resignation or removal, if Proposal 4 is approved, until his term expires in accordance with his class.

☐	FOR	☐	AGAINST	☐	ABSTAIN

1.2.	To re-appoint Mr. Gilad Bar-Lev as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders, or until his respective successor is duly elected and qualified, or until his earlier resignation or removal, if Proposal 4 is approved, until his term expires in accordance with his class.

☐	FOR	☐	AGAINST	☐	ABSTAIN

1.3.	To re-appoint Mr. Stephen M. Simes as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders, or until his respective successor is duly elected and qualified, or until his earlier resignation or removal, if Proposal 4 is approved, until his term expires in accordance with his class.

☐	FOR	☐	AGAINST	☐	ABSTAIN

1.4.	To re-appoint Mr. Todd Violette as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders, or until his respective successor is duly elected and qualified, or until his earlier resignation or removal, if Proposal 4 is approved, until his term expires in accordance with his class.

☐	FOR	☐	AGAINST	☐	ABSTAIN

1.5.	To re-appoint Prof. Ari Shamiss as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders, or until his respective successor is duly elected and qualified, or until his earlier resignation or removal, if Proposal 4 is approved, until his term expires in accordance with his class.

☐	FOR	☐	AGAINST	☐	ABSTAIN

1.6.	To re-appoint Mr. Arye Webber as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders, or until his respective successor is duly elected and qualified, or until his earlier resignation or removal, if Proposal 4 is approved, until his term expires in accordance with his class.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.	To re-appoint EY as the Company’s independent registered public accounting firm for the year 2020 and until the next annual general meeting, to audit the financial statements of the Company ending December 31, 2020 (and review any interim financial statements and any other supplementary services during the fiscal year 2020) and to authorize the Company’s Board of Directors to determine their compensation for the audit and any other supplementary services for said periods in accordance with the scope and nature of their services.

☐	FOR	☐	AGAINST	☐	ABSTAIN

3.	To approve the Capital Increase, such that the Company’s authorized and registered share capital, in in terms of Ordinary Shares, would be equivalent to 250,000,000 ADSs, and that the authorized and registered share capital of the Company under the Articles of Association will be respectively adjusted, as set forth and prescribed under the amended Articles of Association, a copy of which is attached to this Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

4.	To adopt the Amended Articles, in the form attached as Exhibit A to the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

5.	To adopt the following resolutions:

5.1.	To approve the CEO Employment Agreement with Mr. Gilad Bar-Lev, as the Company’s Chief Executive Officer, in the form attached as Exhibit B1 to the Company’s Proxy Statement (including in any non-material changes thereto), effective as of May 6, 2020.

☐	FOR	☐	AGAINST	☐	ABSTAIN

5.1(a). Are you a controlling shareholder of the Company and/or have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement, other than a personal interest that is not the result of the shareholder’s connections with a controlling shareholder) in this resolution?*

☐	YES	☐	NO

* If you do not mark either Yes or No, your shares will not be voted for Proposal No. 5.1.

5.2.	To approve the CFO Employment Agreement with Mr. Oz Adler, in the form attached as Exhibit B2 to the Company’s Proxy Statement (including in any non-material changes thereto), effective as of May 6, 2020.

☐	FOR	☐	AGAINST	☐	ABSTAIN

5.2(a). Are you a controlling shareholder of the Company and/or have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement, other than a personal interest that is not the result of the shareholder’s connections with a controlling shareholder) in this resolution?*

☐	YES	☐	NO

* If you do not mark either Yes or No, your shares will not be voted for Proposal No. 5.2.

6.	To approve the inclusion of the M&A Provision regarding a bonus in the event of a Transaction in any and all such engagements between the Company and the New Directors, in a manner that any such engagement shall be deemed to include such M&A Provision.

☐	FOR	☐	AGAINST	☐	ABSTAIN

7.	To approve that each of the Newly Appointed Directors (namely Mr. Gilad Bar-Lev, Mr. Todd Violette, Prof. Ari Shamiss and Mr. Arye Webber) shall be entitled, from the beginning and for the duration of their office as the Company’s directors, to the Company’s standard indemnification and exculpation letters, in accordance with the Compensation Policy.

☐	FOR	☐	AGAINST	☐	ABSTAIN

8.	To adopt the following resolutions:

8.1

To remove from office, immediately upon the closing of the general meeting of the shareholders, each of the following current serving directors: Dr. Ascher Shmulewitz, Mr. Gilad Bar-Lev, Prof. Ari Shamiss, Mr. Stephen M. Simes, Mr. Todd Violette and Mr. Arie Webber.

☐	FOR	☐	AGAINST	☐	ABSTAIN

8.2.	To elect each of Messrs Itschak Shrem, Amitai Weiss, Lior Amit, Lior Vider, Moshe Revach and Ms. Liat Sidi, to serve as members of the board of directors of the Company until the next annual general meeting of shareholders and until their successors have been duly elected and qualified.

☐	FOR	☐	AGAINST	☐	ABSTAIN

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Annual and Extraordinary Meeting or any adjournment or postponement thereof.

_____________	_____________	_____________
NAME	SIGNATURE	DATE

_____________	_____________	_____________
NAME	SIGNATURE	DATE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.